MARIADB PLC



ANNUAL REPORT TO SHAREHOLDERS

FOR

FISCAL YEAR 2022

TABLE OF CONTENTS

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* Does not reflect the impact of certain immaterial revisions to the financial statements made subsequent to
issuance. See Note 2 of the unaudited condensed consolidated financial statements for the quarterly
period ended March 31, 2023 included in the Form 10-Q for the quarterly period ended March 31, 2023,
filed on May 15, 2023 with the SEC.

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SELECTED DEFINITIONS

Unless otherwise stated in this Annual Report to Shareholders or the context otherwise requires, reference to:

"APHC" means Angel Pond Holdings Corporation, a Cayman Islands exempted company and, prior to the consummation of the Business Combination, a special purpose acquisition company, which was co-founded by Theodore T. Wang and Shihuang "Simon" Xie.

"APHC Class A Ordinary Shares" means, prior to the Irish Domestication Merger, the Class A fully paid ordinary shares in the capital of APHC, par value $0.0001 each per share, included in the APHC Public Units issued in the APHC IPO.

"APHC Class B Ordinary Shares" means, prior to the Irish Domestication Merger, the Class B fully paid ordinary shares in the capital of APHC, par value $0.0001 each per share.

"APHC IPO" means APHC's initial public offering, consummated on May 20, 2021, through the sale of 26,551,482 APHC Public Units (including 1,551,482 APHC Public Units sold on July 2, 2021 pursuant to the underwriters' partial exercise of their over-allotment option) at $10.00 per APHC Public Unit.

"APHC Private Warrants" means the warrants that were issued to the Sponsor in private placement transactions in connection with the APHC IPO on May 20, 2021 and July 2, 2021, each of which was exercisable, at an exercise price of $11.50, for one APHC Class A Ordinary Share, in accordance with its terms.

"APHC Public Units" means the units of APHC sold in the APHC IPO, each consisting of one APHC Class A Ordinary Share and one-third of one APHC Public Warrant.

"APHC Public Warrants" means the warrants included in the APHC Public Units issued in the APHC IPO (including the exercise of the underwriters' over-allotment option), each of which was exercisable, at an exercise price of $11.50, for one APHC Class A Ordinary Share, in accordance with its terms.

"Business Combination" means Irish Domestication Merger, the Merger and the other transactions contemplated by the Merger Agreement.

"Exchange Ratio" means the Exchange Ratio as defined in and calculated in accordance with the Merger Agreement, or 0.22816.

"Irish Domestication Merger" means the merger of Merger Sub with and into APHC, with APHC continuing as the surviving entity and a wholly owned subsidiary of Mangomill, pursuant to the terms and conditions of the Merger Agreement.

"Legacy MariaDB" means MariaDB Corporation Ab, a Finnish private limited liability company.

"Legacy MariaDB Equity Award" means each right of any kind to receive Legacy MariaDB Shares, payments or benefits measured in whole or in part by the value of a number of Legacy MariaDB Shares (including options, performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of Legacy MariaDB) issued and outstanding under the Legacy MariaDB's equity incentive plans prior to the Merger.

"Legacy MariaDB Ordinary Shares" means the common shares of Legacy MariaDB.

"Legacy MariaDB Preferred Shares" means, collectively, the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Share of Legacy MariaDB.

"Legacy MariaDB Shares" means, collectively, the Legacy MariaDB Ordinary Shares and Legacy MariaDB Preferred Shares.

"Lock-Up Agreement" means the Lock-Up Agreement dated as of December 16, 2022, by and among APHC, the Company, the Sponsor, certain executive officers and directors of Legacy MariaDB and APHC, and certain other equity holders of Legacy MariaDB and APHC, restricting, among other things, the transfer of (i) Ordinary Shares held by such persons or otherwise issued or issuable to such persons in connection with the Irish Domestication Merger or the Merger, (ii) any securities convertible into or exercisable or exchangeable for Ordinary Shares or (iii) any Ordinary Shares issued upon conversion, exercise or exchange of any of the securities described in clause (ii) during the applicable lock-up period.

"Mangomill" or "Irish Holdco" means, prior to the consummation of the Business Combination, Mangomill plc, an Irish public limited company and wholly owned subsidiary of APHC.

"MariaDB," the "Company," the "Combined Company," "we" or "us" means MariaDB plc and its consolidated subsidiaries after giving effect to the consummation of the Business Combination, unless otherwise indicated.

"Merger" means the merger of Legacy MariaDB with and into Mangomill pursuant to the terms and conditions of the Merger Agreement.

"Merger Agreement" means the Business Combination Agreement, dated as of January 31, 2022, as amended by Amendment No.1 to Business Combination Agreement dated as of December 9, 2022, by and among APHC, Merger Sub, Mangomill and Legacy MariaDB.

"Merger Sub" means Meridian MergerSub Inc., a Cayman Islands exempted company and wholly owned subsidiary of Mangomill.

"Ordinary Shares" or "Combined Company Ordinary Shares" means the ordinary shares, nominal value $0.01 per share, of MariaDB plc.

"PIPE Investment" means our sale to the PIPE Investors of 1,915,790 Ordinary Shares in exchange for an aggregate purchase price of $18,200,000 in connection with the consummation of the Business Combination.

"PIPE Investors" means the persons that entered into Subscription Agreements on or prior to the date of the Merger Agreement, pursuant to which such persons agreed to purchase for cash Ordinary Shares pursuant to the PIPE Investment.

"Public Warrants" means the warrants of the Company that, pursuant to the terms and conditions of the Merger Agreement, became exercisable for an aggregate of 8,850,458 Ordinary Shares on the same terms and conditions as the APHC Public Warrants.

"SEC" means the United States Securities and Exchange Commission.

"Sponsor" means Angel Pond Partners LLC, a Cayman Islands limited liability company and the sponsor of APHC.

"Subscription Agreements" means the subscription agreements entered into by Mangomill, APHC, and the PIPE Investor concurrently with the execution of the Merger Agreement in connection with the PIPE Investment.

INDUSTRY AND MARKET DATA

This Annual Report to Shareholders contains estimates and information concerning our industry, our business, and the market for our products and services, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties, changes and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those listed or referenced in "*Cautionary Note Regarding Forward-Looking Statements*", "*Summary Risk Factors*" or otherwise included in this Annual Report to Shareholders. These and other factors could cause results to differ materially from those expressed in these publications and reports.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders includes expectations, beliefs, projections, estimates, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts and that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this Annual Report to Shareholders, including, but not limited to, Management's Discussion and Analysis of Financial Condition and Results of Operations". The forward-looking statements included in this Annual Report to Shareholders include statements regarding our future financial position and operating results, as well as our strategy, future operations, prospects, plans and objectives of management. In some cases, you can identify these forward-looking statements by the use of terminology such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "projects," "anticipates," or the negative version of these words or other comparable words or phrases.

These forward-looking statements are based on management's current (or as of those dates otherwise indicated or as the context provides) expectations, assumptions, hopes, beliefs, intentions, strategies, and plans regarding future events and performance and are based on currently available information as to the outcome and timing of future events and performance. We caution you that these forward-looking statements are subject to risks and uncertainties (including those described in the section "*Summary Risk Factors*" and our filings made with the SEC from time to time), most of which are difficult to predict and many of which are beyond our control or incident to our operations.

These forward-looking statements are based on information currently available or as otherwise indicated or as the context provides. While our management believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Expectations, forecasts and assumptions involve a number of risks and uncertainties. Accordingly, forward-looking statements in this Annual Report to Shareholders should not be relied upon as representing our views as of any subsequent date to January 1, 2023 or as otherwise indicated or the context provides, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

- our ability to continue as a going concern and to secure additional financing needed to meet short-term and long-term liquidity needs;

- our ability to compete in an increasingly competitive environment;

- our ability to retain and recruit qualified personnel, including officers, directors and other key personnel (including those with public company experience);

- our ability to acquire and integrate technologies, personnel, and other assets (including those related to the acquisition of CubeWerx and Sector 42 by Legacy MariaDB);

- our ability to retain existing customers and their business and attract additional customers and their business;

- intellectual property, information technology and privacy requirements that may subject us to unanticipated liabilities;

- our ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and our ability to manage our operations, including potential growth and expansion of our business operations and building out controls, effectively;

- our ability to effectively operate as a public company;

- any regulatory actions or litigation relating to, among other things, the Business Combination;

- our ability to maintain the listing of our Ordinary Shares, Public Warrants or other securities on the NYSE;

- the effects of the ongoing coronavirus (COVID-19) pandemic or other infectious diseases, health epidemics, pandemics, and natural disasters on our business; and

- other risks and uncertainties set forth in the section titled "*Summary Risk Factors*" and otherwise in this Annual Report to Shareholders, as well as the sections titled "*Cautionary Note Regarding Forward-Looking Statements*" and "*Risk Factors*" in MariaDB's periodic and other filings made with the SEC.

SUMMARY RISK FACTORS

In evaluating MariaDB and our securities, investors (including current shareholders) should carefully read the risks described below, and especially consider the risk factors discussed in sections titled "*Risk Factors*" in MariaDB's filings made with the SEC. If any of the following events occur, our business, financial condition, operating results, and prospects may be materially adversely affected. In that event, the trading prices of MariaDB's securities could decline, and an investor could lose all or part of the investment in MariaDB securities. Such risks include, but are not limited to:

- We have a limited operating history, which makes it difficult to predict our future results of operations.

- We have a history of losses, and as costs increase, we may not be able to generate sufficient revenue or raise additional financing needed to achieve or sustain profitability.

- Our auditors have made reference to the material uncertainty as to our ability to continue as a going concern, and there is no assurance that we will be able to continue as a going concern.

- Because of uncertainty about our ability to continue as a going concern, we will require additional capital to support our operations and growth; our access to additional capital through debt or equity markets could prove challenging due to recent volatility in the debt and equity markets and other factors, and we are uncertain whether additional capital that we need will be available on reasonable terms when required, or at all.

- Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

- Our success is highly dependent on the ability to penetrate the existing market for database products, as well as the growth and expansion of the Database-as-a-Service (DBaaS) market.

- We have experienced significant growth in recent periods. If we fail to continue to grow and to manage such growth effectively, we may be unable to execute our business plan, increase revenue, improve results of operations, maintain high levels of service, or adequately address competitive challenges, and may need to restructure certain of our activities and operations.

- The database software market is highly competitive, and we face significant competition.

- If we are not able to maintain and enhance our brand, including among developers, our business and operating results may be adversely affected.

- If we are not able to provide successful enhancements, new products, services, and features to keep pace with technological changes and developments by our competitors, our business could be adversely affected.

- Our business and results of operations depend substantially on our customers renewing their subscriptions and expanding the use of our database products and related services. Any decline in customer renewals or failure to convince customers to broaden their use of our products and related services would harm our business, results of operations and financial condition.

- If we are unable to attract new customers in a manner that is cost-effective and assures customer success, we will not be able to grow our business.

- The open source MariaDB Community Server is available as a free-to-download product, which could negatively affect our ability to monetize and protect our products and intellectual property rights.

- We rely upon third-party cloud providers to host our cloud-based products; any disruption of or interference with the use of third-party cloud providers would adversely affect our business, results of operations and financial condition.

- If we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel (including those with public company experience), our business would be harmed.

- If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to ours or our customers' data or software, customers may reduce use of our products and services, and we may experience significant liability and reputational damage.

- We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property rights could reduce the value of our software and brand.

- Changes in laws and regulations, including in connection with use of the internet, could have a negative impact on our business and results of operations.

- We are a multinational organization faced with increasingly complex legal and regulatory requirements and new and expanded enforcement policies and actions, which could restrict our business; further, complex tax issues in many jurisdictions could obligate us to pay additional taxes in various jurisdictions.

- A significant portion of our total outstanding Ordinary Shares, including securities held by certain shareholders for whom there is an effective registration statement available for resale of their MariaDB securities, are restricted from immediate resale pursuant to the Lock-Up Agreement, but after the expiration of the lock-up period on June 14, 2023 those securities may be sold into the public markets in the near future. This could cause the trading price of our Ordinary Shares to drop significantly, even if our business is doing well.

BUSINESS

Shareholders should read this section in conjunction with the other information about MariaDB contained in this Annual Report to Shareholders, including Legacy MariaDB's audited financial statements and the other information appearing in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless otherwise indicated or the context otherwise requires, references in this section to "MariaDB," "we," "us," "our," and other similar terms refer to MariaDB plc. In addition to historical information, this section contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Our actual business results of operations, cash flows, financial condition and prospects could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Summary Risk Factors" included elsewhere in this Annual Report to Shareholders (as well as included in the "Risk Factors" sections included in MariaDB's periodic reports filed with the SEC). See the end of this "Business" section for a Glossary of key business terms used in this section and throughout this Annual Report to Shareholders.

Overview

MariaDB is a cloud database company whose second generation products are used by companies big and small, reaching over a billion users through Linux distributions, downloaded over a billion times, and used across all types of use cases and industries.

MariaDB has transformed its business to the cloud with MariaDB SkySQL. SkySQL is a second generation cloud database that lets customers achieve unstoppable performance. In this way, SkySQL addresses companies' biggest challenge — to operate their business continuously while also instantly capturing demand that grows or surges unexpectedly. We are able to do this by combining our deep database expertise and cloud-native technology, something public cloud vendors with their first generation cloud databases cannot deliver on.

Through SkySQL, MariaDB is broadening its reach to new markets including analytics with Apache Spark and adjacent open source communities such as PostgreSQL. By increasing the company's appeal to a broader group of customers and developers, MariaDB is able to capture a greater share of the database market. Most specifically the relational database market, estimated to be approximately $45 billion in 2021 and growing to $72 billion in 2026 (IDC, "Worldwide Database Management Systems Software Forecast Update, 2022-2026: Breakout by Submarket", US49582822, August 2022).

Our products are award winning, recognized with a 2023 DEVIES Award, 2023 and 2022 Gold Stevie® Award, and 2022 and 2021 InfoWorld Technology of the Year Award. These awards are public, highly regarded and are further reinforced by the global reach of our brand across a wide array of verticals, including financial services, travel and hospitality, telecommunications, technology, public sector, retail and distribution, and education.

Our position as a disruptor both in terms of price and technology is a result of our open source heritage. Unlike proprietary legacy alternatives, we have cultivated a vibrant community that has racked up over 190,000 contributions to the product line — a level of contribution second to no other open source database based on Github counts. At a business level, this vibrancy keeps costs down. At a thought leadership level, external contributions stimulate new ideas, facilitating our engineers to build revolutionary features that are forging a new future for developers and their use of databases.

Examples of thought leadership can be seen in the way MariaDB's products handle distributed workloads with high performance and automation that tackle the biggest data challenges in mere keystrokes in the cloud. Resilience and uptime of SkySQL with multicloud features surpasses even the most "fail-safe" data centers, all without the complexity of proprietary legacy alternatives, or the lock-in associated with database services from Amazon, Google and Microsoft that can bind customers to their cloud ecosystems.

Furthermore, MariaDB database solutions are available to businesses ranging from the smallest to the Fortune 500. Whether there are 10 or millions of users, terabytes or exabytes of data, in a private data center or in a public cloud — MariaDB is there.

Hence our vision: To take databases to new heights of performance and resilience, delivering unstoppable performance for all.

Business Model

We believe our business model to be highly efficient and supportive of rapid growth at low customer acquisition cost. There are three fundamental drivers of MariaDB's growth:

- Open source heritage

- Nexus of open source and the cloud

- The dawn of distributed SQL

Open source heritage: We began our company as a fork of MySQL, one of the most popular open-source databases in the industry, offering the market an alternative to legacy databases such as Oracle. Our brand name became more widely known over time due to the distribution of our free open-source technology, commonly known as the MariaDB Community Server. In 2017, The MariaDB Community Server displaced MySQL in popular Linux distributions and has reached over 60 million users and companies through this distribution channel alone. In 2018, we disrupted legacy databases by adding open source Oracle compatibility to the MariaDB Community Server, making it easier to migrate from Oracle, not only in terms of code but people and skill too. All told, the MariaDB Community Server has been downloaded more than a billion times.

Solidified as a stalwart open-source company, we began to introduce new premium products to monetize our existing base and expand into new ones. The most important components of this monetization strategy are MariaDB Enterprise Server, MariaDB SkySQL, and MariaDB Xpand, our distributed SQL technology. We provide these components under a licensing framework (either proprietary or BSL) that aims to protect our intellectual property.

Nexus of open source and the cloud: One of the reasons why MariaDB technologies are popular in the industry is because they can be used on public clouds and on customer-owned hardware (also referred to as private clouds). This flexibility translates to a number of important qualities, including accessibility (a user can use the MariaDB technologies anywhere), familiarity (we use standard open-source protocols which are popular and familiar to developers), and business friendliness (we offer support and premium technologies for companies big and small).

If a customer were to use a database service from AWS, as an example, that customer wouldn't be able to use it on Google Cloud, and vice versa. This is known as cloud stack lock-in. The freedom to operate in any cloud is an unambiguous distinction that MariaDB affords to our prospects and customers.

MariaDB database solutions are also available in the cloud as a fully managed database service, SkySQL. Accessible on Amazon Web Services (AWS) and Google Cloud, SkySQL requires no installation by the customer. SkySQL is a push-button solution, taking care of everything from provisioning the cloud infrastructure to installing and deploying the database, configuring the database for production environments, and automating failover, with what we believe to be an attractive price-to-performance ratio.

SkySQL also offers other data management services beyond managing databases, including geospatial, cloud backup and observability services. These additional services allow users running MariaDB databases on their own to also use SkySQL to monitor on-premise databases, access powerful geospatial data, and provide backup and failover to the cloud. This provides on-premise customers an easy, frictionless on ramp to our SkySQL cloud offering.

The dawn of distributed SQL: In 2018, MariaDB acquired the company Clustrix, a leader in a nascent but important facet of database technology called distributed SQL. Distributed SQL is the core basis of geo-distributed workloads, meaning applications that support real-time interactions across the globe simultaneously, like a global trading floor.

In 2018, we renamed the Clustrix product to MariaDB Xpand (to connote its ability to expand from a departmental application to one that can "xpand" to a worldwide setting), increased the size of the engineering organization that supports Xpand and added Xpand experts throughout the sales team. While still relatively small in terms of revenue contribution, Xpand has not only received high praise, such as winning InfoWorld's 2022 Technology of the Year Award and a Gold Stevie® Award in 2023, it has become an additional driver in MariaDB's sales pipeline.

In 2023, to further mainstream this differentiated technology, we have integrated it with MariaDB Enterprise Server, PostgreSQL, and Apache Spark — all through SkySQL — simplifying adoption and broadening its market.

These three fundamental drivers — open source, cloud and distributed SQL — all work together to establish a strong business model and accelerate revenue growth.

Our Complete Database Solutions

We have taken a complete "multi-model" (e.g., SQL and NoSQL functionality) and best-of-breed approach in regard to our product line and overall database solutions. Individual components of our solutions include:

- MariaDB Enterprise Server: a premium version of Community Server
- MariaDB Xpand: distributed SQL for scale and resiliency
- MariaDB ColumnStore: for data warehousing
- MariaDB MaxScale: for high availability and load balancing
- MariaDB SkySQL: a fully managed cloud database service

MariaDB Enterprise Server

MariaDB Enterprise Server is a premium version of the MariaDB Community Server and includes additional enterprise features like advanced audit capabilities, enhancements for commercial production deployments, and long-term maintenance and support. The MariaDB Enterprise Server is maintained for a minimum of five years, providing customers with a stable database solution that can be relied on without a costly and time-consuming maintenance burden. Popular new features are often backported to older MariaDB Enterprise versions to bring new features to customers running on older release versions without having to qualify an entirely new version to gain access to next-generation features.

MariaDB Xpand

MariaDB Xpand is a distributed SQL database for transactional workloads. It also has support for analytical queries through columnar indexing, removing the need for an additional data warehouse. As a top-of-the-line distributed SQL database, Xpand offers developers a simple view or perspective and also has far-reaching capacity. It can run on a single node or a small cluster, where it can span across the cluster and still look like it is one single logical database. This capability gives developers an easy way to build a small departmental application that can appropriately grow to global proportions without any changes in the application, unlike with many other database approaches. This powerful yet simple-to-use capability is "elastic" (i.e., the ability to reduce or add servers dynamically) and its use is made even simpler when used in MariaDB SkySQL.

Xpand offers high standards and varying network topologies in regard to high availability and zero data loss, even in the event of an extreme catastrophic event. First, Xpand automatically distributes redundant copies of data. Second, it is designed based on a "shared-nothing architecture," in which the individual nodes of the distributed system are independent and self-sufficient, eliminating the risk of catastrophic failures from single points of failure. With Xpand, a cluster can span zones, regions and even private data centers, giving organizations rich flexibility to ensure high availability. In fact, a single application can span multiple public clouds, for example, across Amazon and Google clouds.

Xpand is a true multi-writer, in that any Xpand database node can accept transactions that allow it to reach high levels of "concurrency" (i.e., number of simultaneous users and transactions). Traditional database architectures, for example, that use primary-replica architecture — MySQL, PostgreSQL, AWS Aurora,

Google CloudSQL — are "transactionally" limited compared to Xpand. That is because the capacity and throughput of those products are limited by being a "single writer," meaning transactions are limited to the capabilities of a single server that the "primary" database resides on. Since Xpand is a multi-writer, it is not constrained by the limitations of one system. Additional systems can be added at any point in time to increase capacity and scale.

To broaden the appeal of Xpand, we have integrated it with the MariaDB Enterprise Server, PostgreSQL, and Apache Spark to increase performance and resilience of these systems, which have been limited by their innate architectures. We see Xpand, in this sense, as an accelerator to these technologies, much in the same way AMG boosts the performance characteristics of the Mercedes brand.

MariaDB ColumnStore

MariaDB ColumnStore can store large amounts of data, up to petabytes, in a columnar format for real-time analytics. It is highly efficient in importing data at high speeds directly into inexpensive cloud storage. The data can be distributed across multiple systems and is not constrained by system size, allowing for increased processing power and data capacity with the addition of more hardware. ColumnStore is a flexible data warehouse, supporting denormalized or star/snowflake schemas. It is easy to use due to standard SQL support, requiring minimal administrative overhead as indexes are not used.

MariaDB MaxScale

MariaDB MaxScale is an advanced database proxy that acts independently and in conjunction with MariaDB databases (i.e., Enterprise Server, Xpand and ColumnStore). MaxScale acts like a "traffic cop" that can intelligently route database requests to the database that is best suited to respond. Or, if a database is not available, can route to one that is available. As a traffic cop, MaxScale checks the health of database nodes and, without interaction from a DBA, takes corrective action when a database node fails. For example, if a region is having an outage, MaxScale can reroute users to a region that is available. It can also replay requests or transactions as part of its ability to offer seamless automatic failover without human interaction. MaxScale's features are unique and a material distinction in MariaDB's portfolio of database-related technologies.

MariaDB SkySQL

In 2020, we introduced MariaDB SkySQL as a fully managed cloud database service. With SkySQL, when a customer wants to use any of MariaDB's technologies, the customer simply logs on to our website and in a few clicks has the most advanced MariaDB configurations available — configurations that were previously only available to the Fortune 500. No installation. No worries about purchasing hardware. No limits as to location. Departmental or global. Through SkySQL, all the power of MariaDB database solutions is available by credit card on AWS and Google Cloud. SkySQL turns all the technologies that MariaDB offers into a complete best-of-breed approach to cloud databases, and as such, has become our fastest growing product.

SkySQL is considered a second-generation cloud database because it is based on cloud-native technologies and is highly automated, using the latest in machine learning technology. SkySQL's automation includes routine database management and maintenance tasks, such as backups, restores, upgrades, patches and security updates. Customers pay only for resources they use or have committed to, which gives them the ability to control costs and address seasonal and unexpected peak capacity needs without incurring high ongoing costs or having to make long-term capital investments.

SkySQL is secure by design — meaning that all security settings default to the highest levels. For example, encryption for all connections to the database is turned on by default. Hardware multi-factor authentication is required for MariaDB personnel to access production environments, and intrusion detection and command logging are built-in. SkySQL has been rigorously tested against intrusion by a third-party expert. SkySQL adheres to ISO/IEC 27001:2013, SOC 2, HIPAA and GDPR standards.

SkySQL uses public cloud infrastructure and is currently available on AWS and Google Cloud, with other public cloud availability expected in the future. SkySQL is based on a Kubernetes containerized architecture, and because of this can run on different clouds and also enable rapid feature advancement. SkySQL supports a customer's choice of databases, including MariaDB and PostgreSQL.

One of SkySQL's many features is its ability to monitor database health as well as observe overall performance of application requests, which lays the foundation for predicting quality of service and detecting anomalies. These second-generation cloud features are part of SkySQL Observability, which is available for use with MariaDB databases running on-premise which can be especially attractive to MariaDB community users. SkySQL Cloud Backup also extends its backup service to community users running on-premise. Finally, MariaDB Geospatial offers an easy, developer-centric way to manage and consume massive amounts of geospatial data for the next wave of application development.

MariaDB Services and Support

MariaDB's expert services and support comes from the same team that engineers MariaDB products. Our services and support includes fixes via patches, help with performance and tuning, and collaboration on new features. We go beyond traditional break-fix support — we are consultative, and provide answers to "how to" questions that many software companies defer to their consulting organizations. Our goal is for the first MariaDB person a subscription customer interacts with for a service or support request to always be a MariaDB team member who is technically skilled and knowledgeable about our database solutions.

In addition to helping customers solve unexpected problems, MariaDB offers optional services, like Enterprise Architects, who can design large-scale, mission-critical database implementations, Technical Account Managers, who can own the alignment between the customer and MariaDB, and remote DBAs, who can manage customer databases.

Glossary

Unless we otherwise indicate, or unless the context requires otherwise, any references in this Annual Report to Shareholders to the following key business terms have the respective meanings set forth below:

Cloud database company: A technology company that primarily develops database products that operate on public or private cloud infrastructure.

DBA: Database Administrator, a person who manages databases and performs capacity planning, installation, configuration, database design, migration, performance monitoring and tuning, security design and testing, troubleshooting, backup and data recovery.

Geo-distributed workloads: Applications that support real-time interactions across the globe simultaneously, like a global trading floor.

GPL: General Public License is a free, open source license for software that guarantees end users the ability to run, study, share and modify the software.

Kubernetes: An open source container orchestration for automating deployment, scaling and management of containerized applications.

Lock-in: The concept that software vendors design their products so they can't be used outside their system, essentially binding the customer to their ecosystem.

Multi-model: Multi-model databases can store, index and query data in more than one system.

Multi-writer: A database where any node can be written to and adds scale for reads and writes.

Node: A physical or virtual machine that hosts a single instance of a MariaDB database. For example, "Adding a node to a Xpand cluster," means adding a physical or virtual machine to run another instance of MariaDB Xpand to scale out the cluster and provide a larger logical database with more capacity and higher performance.

NoSQL: Generally refers to a non-relational database, in which data is stored in a non-tabular format. NoSQL optimizes for flexible schemas and scale compromising data consistency and ACID properties.

Private data center: Also referred to as "on premises," provides dedicated infrastructure in a specific geography to a customer.

Primary-replica: Enables data from one database server (the primary) to be replicated to one or more other database servers (the replicas), in order to improve performance, support backup of different databases and alleviate system failures.

Public cloud: A geo-distributed cloud-native database that users can easily deploy and manage across any public system, such as Amazon Web Services, Microsoft Azure and Google Cloud.

Relational database: A relationship database that organizes data into tables that can be linked or related based on data common to each other. Allows users to retrieve an entirely new table from data in one or more tables with a single query.

Remote DBA: Employees of MariaDB, who securely access customer environments to perform database administration tasks on behalf of customers.

SQL: Structured Query Language, a standard language used to communicate with relational database management systems. Data is stored in tables.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information and Holders

APHC's Public Units, APHC Class A Ordinary Shares and APHC Public Warrants were historically quoted on the NYSE under the symbols "APHCU," "APHC" and "APHCW," respectively. The Ordinary Shares and Public Warrants commenced trading on the NYSE under the new trading symbols "MRDB" and "MRDBW," respectively, on December 19, 2022.

Prior to the closing of the Irish Domestication Merger on December 16, 2022, each APHC Public Unit sold in APHC's initial public offering was separated into its components, which consisted of one APHC Class A Ordinary Share and one-third of one APHC Public Warrant, and such units no longer exist. As of the closing of the Merger, the Company had 66,483,182 shares of the Ordinary Shares issued and outstanding held of record by 47 holders and 8,850,458 Public Warrants outstanding held of record by 1 holder.

Dividends

Legacy MariaDB never declared or paid any cash dividends on its capital stock, and MariaDB does not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on MariaDB's capital stock will be at the discretion of the board of directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (INCL. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK)

Unless otherwise indicated or the context otherwise requires, references in this section to "MariaDB" "we", "us" or "our" refer to MariaDB Corporation Ab and its consolidated subsidiaries prior to the closing of the Business Combination described below.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of MariaDB Corporation Ab and the related notes that appear starting at page F-1 to this Annual Report to Shareholders (the "MariaDB Audited Consolidated Financial Statements"). Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, payment of our debt, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Summary Risk Factors" contained in this Annual Report to Shareholders as well as the sections titled "Risk Factors", among others, included in the filings of MariaDB plc made with the SEC since the completion of the Business Combination for a discussion of forward-looking statements and important factors that could cause actual financial results and condition to differ materially from the results and condition described in or implied by the forward-looking statements contained in the following discussion and analysis. Additionally, the historical results and condition of MariaDB Corporation Ab are not necessarily indicative of the financial results or condition that may be expected of MariaDB plc as of any other date or for any period in the future. The following management's discussion and analysis of our financial condition and results of operations was done in connection with the filing of MariaDB plc's current report on Form 8-K as filed with the SEC on December 22, 2022 and has not been updated since such filing. More recent management's discussion and analysis of financial condition and results of operations can be found in some of MariaDB plc's filings made with the SEC since December 22, 2022, including in its quarterly reports on Form 10-Q for its first two fiscal quarters of 2023.

Overview

MariaDB is a new generation cloud database company whose products are used by companies big and small, reaching over a billion users through Linux distributions, downloaded over a billion times, and used across all types of use cases and industries. Built for all clouds (public, private and hybrid), our new generation relational database delivers the flexibility and elasticity businesses need in today's world with the reliability and dependability necessary to power the most mission critical applications. Rooted in open source, MariaDB is open and transparent, working hand-in-hand with customers to solve their data storage and access challenges at a fraction of the cost of legacy databases.

We generate revenue primarily from two sources:

• Subscriptions: subscriptions to MariaDB Enterprise solutions and SkySQL, our fully managed Database-as-a-service ("DBaaS"), which are sold in conjunction with post-contract support, or PCS. Our subscription agreements for Maria DB Enterprise solutions typically have terms of one to three years. MariaDB SkySQL subscriptions are available to customers on either a pay-as-you-go or one or multi-year subscription agreements. Our subscription agreements generally provide for future updates, upgrades, enhancements, and technical product support.

• Services: professional services consisting primarily of consulting, training, remote database administration, and engineering architecture services.

MariaDB database solutions, including both MariaDB Enterprise and MariaDB SkySQL, are capable of supporting an organization's growth, scaling to millions of users and millions of transactions per second with ease. The commercial components of our enterprise database solutions are the MariaDB Enterprise Server, MariaDB MaxScale, MariaDB Enterprise ColumnStore, and MariaDB Xpand, our distributed SQL database. These components, which can be installed by the customer on their specific hardware in a private data center or in a public cloud, are provided under a licensing framework that aims to protect our intellectual property and drive our software subscription model while still allowing for contributions to MariaDB open source code, which fosters a healthy, growing MariaDB ecosystem.

MariaDB SkySQL is a DBaaS in the cloud that enables customers to use MariaDB Enterprise Server, MariaDB Xpand or MariaDB ColumnStore analytical databases as a service, fully managed by MariaDB. This offering makes our database solutions available everywhere and offers enhanced growth opportunities by leveraging the market momentum of cloud services. MariaDB SkySQL can deploy and manage databases across Amazon Web Services (AWS) and Google Cloud (GCP) at scale with full availability redundancies.

To support our database solutions and increase customer satisfaction and retention, we provide professional services to aid our customers in making their applications on the MariaDB platform successful. Our service revenue accounted for 12% of our total revenue for each of the years ended September 30, 2022 and 2021. We continue to invest in our professional service offerings as part of our customer retention and expansion strategy.

Our database solutions are used globally by organizations of all sizes across a broad range of industries. We currently offer our products in the Americas, Europe, the Middle East, and Africa ("EMEA"), and Asia-Pacific, ("APAC"). Our revenue from those regions constituted 48%, 37%, and 15%, respectively, of our revenue for the year ended September 30, 2022, and 44%, 40%, and 16%, respectively, of our revenue for the year ended September 30, 2021. We believe international expansion represents a meaningful opportunity to generate further demand for our solutions in international markets. We plan to invest in our operations internationally to reach new customers by expanding in targeted key geographies where we believe there are opportunities for significant return on investment.

Business Combination

On January 31, 2022, we entered into the business combination agreement with Angel Pond Holdings Corporation, a Cayman Islands exempted company ("APHC"), Mangomill plc, an Irish public limited company and wholly owned subsidiary of APHC ("Irish Holdco"), and Meridian Merger Sub Inc. ("Merger Sub"), a Cayman Islands exempted company and wholly owned subsidiary of Irish Holdco (the "Merger Agreement").

Concurrently with the execution of the Merger Agreement, APHC and Irish Holdco entered into Subscription Agreements with certain investors (the "PIPE Investors") pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and Irish Holdco agreed to issue and sell to the PIPE Investors, an aggregate amount of 1,915,790 Combined Company Ordinary Shares at the effective time of the Merger (as defined below) in exchange for an aggregate purchase price of $18.2 million, as set forth in the Subscription Agreements (the "PIPE Investment").

On December 16, 2022, certain transactions contemplated by the Merger Agreement were consummated. Pursuant to the Merger Agreement, (i) Merger Sub merged with and into APHC with APHC being the surviving entity and a subsidiary of Irish Holdco (the "Domestication Merger"); and (ii) MariaDB merged with and into Irish Holdco with Irish Holdco continuing as the surviving entity (the "Merger"). In addition, the PIPE Investment was consummated. The Domestication Merger, the Merger, and the other transactions contemplated by the Merger Agreement are collectively considered the "Business Combination." In connection with the Business Combination, Irish Holdco changed its name to "MariaDB plc". As soon as practicable following the Merger, APHC will be liquidated. The continuing entity after the closing of the Merger is referred to as the "Combined Company" or "MariaDB plc."

Recent Acquisition

On August 2, 2022, MariaDB entered into a stock purchase agreement and completed the acquisition of 100% of the outstanding equity of Sector 42 Technologies, Inc. ("Sector 42") a corporation registered under the laws of the Province of Ontario, and CubeWerx Inc. ("CubeWerx"), a corporation registered under the laws of the Province of Ontario, for a total purchase price of $3.8 million, consisting of cash consideration of $1.7 million, $0.1 million of deferred cash consideration, and equity consideration of $2.0 million (in the form of 2,363,354 common shares of MariaDB). The purchase price was subject to certain customary adjustments (including closing date indebtedness and net working capital adjustments). As of September 30, 2022, the common shares were issued but not registered with the Finnish Trade Registrar (although in November 2022 such shares were registered). With this acquisition, MariaDB acquired technology for managing and publishing geospatial data via open web services. Geographic data and information are becoming increasingly important and critical to businesses everywhere. New drones, satellites and sensors are contributing to the growing amount of location-based and imagery data available. We intend to offer the geospatial product to enable customers to manage and consume this type of data through our fully managed cloud service, MariaDB SkySQL.

Key Factors Affecting Our Performance

Adoption of Our Cloud Platform. Our future success depends in part on the market adoption of MariaDB SkySQL, our fully managed DBaaS solution, and our ability to compete with hyperscalers like AWS or GCP. While we see growing demand for MariaDB SkySQL, many large enterprises have invested substantial financial, technical and human resources in their legacy database products, despite their inherent limitations. Although this makes it difficult to predict customer adoption rates and future demand, we believe that the benefits of our DBaaS solution should enable us to capture a meaningful portion of a large market opportunity. Further, while we are attracting customers who are dissatisfied with the scalability and availability delivered by hyperscalers and are attracted to a better price / performance ratio with MariaDB SkySQL, the public cloud companies have more resources at their disposal. We believe that our differentiated technology and intellectual property will enable us to win over a meaningful number of AWS and GCP customers.

Acquiring New Customers. We believe that there is significant opportunity to expand our customer base by continuing to make substantial investments in sales, marketing, and brand awareness. Our ability to attract new customers will depend on several factors, including our success in recruiting, training, retaining, and scaling our sales and marketing organization, as well as our ability to capitalize on the competitive dynamics of our target markets. While our database solutions are built for organizations of all sizes and industries, we intend to expand our direct sales force with a primary focus on increasing sales to large enterprises. Secondarily, sales force expansion will be necessary to cover a wider array of global markets that are currently underserved.

Expansion Within Our Existing Customer Base. We believe that there is also a significant opportunity to drive additional sales to existing customers, and we expect to invest in sales and marketing and customer success personnel and activities to achieve additional revenue growth from existing customers. Our customers may potentially expand their subscriptions to our database solutions as they migrate additional existing applications or build new applications, either within the same department or in other lines of business or geographies. Further, as customers modernize their information technology infrastructure and move to the cloud, they may migrate applications from legacy databases. Our goal is to increase the number of customers that standardize on our database within their organization.

Investing in Growth and Scale of our Business. We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions in order to grow our operations both domestically and internationally. We have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily to grow our business to take advantage of our expansive market opportunity rather than optimize for profitability or cash flow in the near term.

Impact of the Ongoing COVID-19 Pandemic

The worldwide spread of COVID-19 has created significant uncertainty in the global economy. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of COVID-19 and the extent to which COVID-19 continues to impact our business will depend on future developments, which are highly uncertain and difficult to predict.

While the full impact of the pandemic to our business remains unknown and we believe that our results of operations and financial condition have not been materially adversely impacted to date, we also believe that the pandemic has had some impact on our business. Our potential customers, existing customers, or partners may have experienced, or in the future could experience, downturns or uncertainty in their own business operations due to COVID-19, which may have affected or could affect purchasing and operating decisions.

In addition, the pandemic may have caused or cause potential customers to delay their purchasing decisions, or to extend their payment terms. In addition to the impact on customers, the pandemic has had some impact to our supply chain. In some instances, the timing of receipt of equipment ordered for internal use took much longer than normal, meaning cash was expended well before receipt of goods. Accordingly, our supply chain in the future may be disrupted, or we may be unable to obtain related equipment essential to our business on favorable terms or at all. However, based on the impact from the pandemic to date, we believe we have sufficient reserves to minimize any material impact to our business operations should such a disruption occur.

In response to the COVID-19 pandemic, on March 16, 2020, we temporarily closed our office in Redwood City, CA, enabled our workforce to work remotely, and implemented travel restrictions for non-essential business. These changes remained in effect until June 15, 2021, when we officially reopened our office. The changes we have implemented to date have not affected and are not expected to materially affect our ability to maintain operations, including financial reporting systems, internal controls over financial reporting, and disclosure controls and procedures. Furthermore, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel and the virtualization or cancellation of customer and employee events.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. The global impact of COVID-19 continues to evolve, and we will continue to monitor the situation and the effects on our business and operations.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The definition and calculation of the key business metrics discussed below may differ from other similarly titled metrics used by other companies, competitors, industry experts, securities analysts, and investors. The following sets forth our key business metrics for the periods presented:

($ in thousands)	For the year ended September 30,	
	2022	2021
Total Annual Recurring Revenue	$50,223	$40,242
Total Net Revenue Retention Rate	107%	108%
Customers	697	571

Annual Recurring Revenue

We view Annual Recurring Revenue ("ARR") as an important indicator of our financial performance and operating results given the renewable nature of our business. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled metrics presented by other companies.

We define ARR as the annualized revenue for our subscription customers, excluding revenue from nonrecurring contract services (e.g., time and material consulting services). For our annual subscription customers, we calculate ARR as the annualized value of their subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal).

In the event that we are negotiating a renewal with a customer after the expiration of their subscription, we continue to include that revenue in ARR if we are actively in discussion with the customer for a new subscription or renewal, or until we are notified that the customer will not be renewing its subscription.

Additionally, a subset of customers under the MariaDB SkySQL subscription service offering has monthly pay-as-you-go contract terms. We calculate ARR as their monthly recurring revenue as of the measurement date, multiplied by 12. We consider these annualized pay-as-you-go revenues relevant in the determination of ARR as it aligns with our strategic goal to convert the pay-as-you-go customers to annual subscription customers.

Our calculation of ARR is not adjusted for the impact of any known or projected events that may cause any such contract not to be renewed on its existing terms. Consequently, our ARR may fluctuate within each quarter and from quarter to quarter. This metric should be viewed independently of U.S. GAAP revenue and does not represent U.S. GAAP revenue on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for or forecast of revenue.

Net Revenue Retention Rate

We believe that net revenue retention rate is an important measure of the health of our business and our future growth prospects as it measures the growth in the use of our database by our existing subscription customers.

We calculate our dollar-based net retention rate as of a period end by starting with the ARR from the cohort of all subscription customers as of 12 months prior to such period end, or prior period value. We then calculate the ARR from this same customer cohort as of the current period end, or current period value, which includes any growth in the value of subscriptions and reflects the growth or contraction in customer attrition over the prior 12 months. We then divide the current period value by the prior period value to arrive at our dollar-based net retention rate. The dollar-based net retention rate includes the effect of our subscriptions that expand, renew, contract, or terminate, but excludes ARR from new customers in the current period. Our dollar-based net retention rate is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.

Customers

We believe the number of customers is an important indicator of the growth in our business and future revenue trends. We calculate our total number of customers at the end of each period, and we include in this calculation each customer account that has an active subscription contract with us or with which we are negotiating a renewal contract at the end of a given period. Each party with which we enter into a subscription contract is considered a unique customer and, in some cases, a single organization may be counted as more than one customer (i.e., when two or more business units of an enterprise customer each enter into subscription contracts). We exclude pay-as-you-go customers from our calculation. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.

Key Components of Results of Operations

Revenue

We derive revenue primarily from subscriptions, and to a lesser extent, services.

Subscription revenue.   Our subscription revenue is primarily derived from open source term-based software to MariaDB Enterprise Server and our other enterprise solutions integrated with post-contract support, or PCS, as well as DBaaS-based revenue from our SkySQL offering. PCS includes technical support and maintenance and the right to receive unspecified (when-and-if-available) updates, upgrades and enhancements during the subscription term. Because subscription contracts are generally structured with a one-year and/or multi-year commitments, we record a large portion of that revenue on our balance sheets as deferred revenue, which is then recognized ratably on our consolidated statements of operations and comprehensive loss over the term of the subscription. The non-cancelable term of our subscription arrangements typically ranges from one to three years (with the exception of some SkySQL customers who have month-to-month, or "pay-as-you-go" arrangements).

Revenue from SkySQL, our cloud-based offering, is based on usage-based minimum commitments and is recognized on a usage basis, as usage represents a direct measurement of the value to the customer of the subscription transferred as of a particular date relative to the total value to be delivered over the term of the contract. Pricing is based on the consumption of computational resources, network resources and storage resources. Customers have the option to pay monthly or annually based upon negotiated payment terms.

Services revenue.   Services revenue consists of revenue from professional services, including remote database administration, engineering architecture, software installation, monitoring, maintenance, and reporting, as well as other services including consulting and training.

We expect our total revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, the rate of customer renewals and expansions, delivery of professional services, ramp time and productivity of our sales force, the impact of significant transactions, seasonality, and fluctuations in customer consumption for our usage-based offering.

Cost of revenue

Cost of subscription revenue.   Cost of subscription revenue consists of expenses for providing our database products and services to our customers. These expenses include third-party cloud infrastructure costs, network and bandwidth costs, credit card processing fees, and revenue share associated with selling third-party software tools. We expect our cost of subscription revenue to increase in absolute dollars and as a percent of revenue as our subscription revenue increases.

Cost of services revenue.   Cost of services revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with our professional services, including our remote database administration and engineering architecture services, and travel-related costs. We expect our cost of services revenue to increase both in absolute dollars and as a percent of revenue as our services revenue increases.

Gross profit and gross margin

Gross profit.   Gross profit represents revenue less cost of revenue.

Gross margin.   Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our subscriptions and services, changes in our revenue mix, including the mix of revenue between our subscription and service offerings, volume-based pricing discounts for purchases of third-party cloud infrastructure services, and infrastructure optimization. We expect our gross margin to fluctuate over time depending on the factors described above.

Operating expenses

Our operating expenses consist of research and development (R&D), sales and marketing, and general and administrative expenses. Personnel-related costs are the most significant component of each category of operating expenses.

Research and development.   Research and development expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits and stock-based compensation, as well as contractor and professional services fees, software and subscription services dedicated for use by our research and development organization, and allocated overhead. We expect our research and development expenses will continue to increase in absolute dollars as our business grows and we continue to invest in our product and service offerings.

Sales and marketing.   Sales and marketing expenses consist primarily of personnel-related costs, including salaries, sales commissions, bonuses, benefits, stock-based compensation, third-party costs related to marketing programs, and travel-related costs, as well as allocated overhead. Sales commissions are generally paid upfront on sales bookings; however, the timing of payment is based on sales incentive plans and customer contractual terms related to the underlying customer contract. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. For customer contracts greater than one year, commissions are deferred, recorded on the balance sheet and amortized over the life of the contract. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations and comprehensive loss. Marketing programs consist of advertising, events, corporate communications, and brand-building and developer-community activities. We expect our sales and marketing expenses will increase in absolute dollars over time as we expand our sales force, increase our marketing resources, and expand into new markets.

General and administrative. General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation associated with our finance, legal, human resources, and other administrative personnel. In addition, general and administrative expenses include non-personnel related costs, such as fees for professional services, and expenses associated with software and subscription services dedicated for use by our general and administrative functions. Following the closing of the Business Combination, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to SEC compliance and reporting obligations, and increased expenses for investor relations and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows.

Other (expense) income

Interest expense. Interest expense consists primarily of interest on short-and-long term debt on the consolidated balance sheets.

Change in fair value of warrant liabilities. Change in fair value of warrant liabilities includes remeasurement to fair value each reporting period of our warrant liabilities. We will continue to record adjustments to the fair value of the preferred share warrants until they are exercised, expire or at such time as the warrants qualify for equity accounting treatment. See "*Critical Accounting Policies and Estimates — Warrant Liabilities*" for further discussion.

Other income (expense), net. Other income (expense), net, consists primarily of foreign exchange gains and losses resulting from fluctuations in foreign exchange rates.

Income tax expense. Income tax expense consists primarily of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions in which we conduct business. We assess the need for a valuation allowance against our deferred income tax assets. In assessing the ability to realize the deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. We believe it is more likely than not that the deferred tax asset will not be realized, and we have accordingly recorded a full valuation allowance as of September 30, 2022 and 2021.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated (amounts stated in thousands):

Overview for Years Ended September 30, 2022 and 2021

| | Year Ended September 30, | |
	2022	2021
Revenue:		
Subscription	$ 38,451	$ 31,806
Services	5,234	4,222
Total revenue	43,685	36,028
Cost of revenue:		
Subscription	6,595	5,292
Services	6,966	4,334
Total cost of revenue	13,561	9,626
Gross profit	30,124	26,402
Operating expenses:		
Research and development	35,416	24,828
Sales and marketing	27,938	19,065
General and administrative	15,161	8,485
Total operating expenses	78,515	52,378
Loss from operations	(48,391)	(25,976)
Other (expense) income:		
Interest expense	(1,608)	(2,773)
Change in fair value of warrant liabilities	(5,712)	3,626
Other income (expense), net	7,141	(235)
Loss before income tax expense	(48,570)	(25,358)
Income tax expense	(81)	(84)
Net loss	$(48,651)	$(25,442)

Comparison of Years Ended September 30, 2022 and 2021

Revenue

| | For Year Ended September 30, | | Change | |
	2022	2021	$	%
	(in thousands)			
Revenue:				
Subscription	$38,451	$31,806	6,645	20.9%
Services	5,234	4,222	1,012	24.0%
Total revenue	$43,685	$36,028	7,657	21.3%

Subscription revenue

Subscription revenue increased by $6.6 million, or 20.9%, from $31.8 million for the year ended September 30, 2021 to $38.5 million for the year ended September 30, 2022. Approximately 67% of the increase in revenue was attributable to growth from existing customers with the remaining increase attributable to new customers. Our customer base grew from 571 customers as of September 30, 2021 to 697 customers as of September 30, 2022.

Services revenue

Services revenue increased by $1.0 million, or 24%, from $4.2 million for the year ended September 30, 2021 to $5.2 million for the year ended September 30, 2022. The increase in services revenue was primarily due to an increase in new engineering architecture and remote database administration services deals closed.

Cost of revenue, Gross profit and Gross margin

	For Year Ended September 30,		Change	
	2022	**2021**	**$**	**%**
	(in thousands)			
Cost of revenue:				
Subscription	$ 6,595	$ 5,292	1,303	24.6%
Services	6,966	4,334	2,632	60.7%
Total cost of revenue	$13,561	$ 9,626	3,935	40.9%
Gross profit	30,124	26,402	3,722	14.1%
Gross margin	69.0%	73.3%	NA	NA

Cost of subscription revenue

Cost of subscription revenue increased by $1.3 million, or 24.6%, from $5.3 million for the year ended September 30, 2021 to $6.6 million for the year ended September 30, 2022. The increase in cost of subscription revenue was primarily due to a 79.7% increase in third-party hosting infrastructure related to growth in our customer base, a 59% increase in personnel-related costs associated with increased headcount, and a 24.8% increase in costs related to third-party tools.

Cost of services revenue

Cost of services revenue increased by $2.6 million, or 60.7%, from $4.3 million for the year ended September 30, 2021 to $7.0 million for the year ended September 30, 2022. The increase in cost of services revenue was due to personnel-related costs associated with increased headcount in our services organization.

Gross margin

Gross margin declined from 73.3% in the year ended September 30, 2021 to 69.0% for the year ended September 30, 2022. While services headcount at September 30, 2022 increased 50% from September 30, 2021, a portion of the headcount took on additional pre-sales work for which there was no corresponding revenue. This negatively impacted our overall gross margin.

Operating expenses

	For Year Ended September 30,		Change	
	2022	**2021**	**$**	**%**
	(in thousands)			
Operating expenses				
Research and development	$35,416	$24,828	10,588	42.6%
Sales and marketing	27,938	19,065	8,873	46.5%
General and administrative	15,161	8,485	6,676	78.7%
Total operating expenses	$78,515	$52,378	26,137	49.9%

Research and development

Research and development expense increased by $10.6 million, or 42.6%, from $24.8 million for the year ended September 30, 2021 to $35.4 million for the year ended September 30, 2022. The increase was primarily attributable to a $6.0 million increase in personnel-related expenses associated with the growth in headcount, a $4.0 million increase in costs associated with subscription services for use by our internal R&D organization, and a $0.6 million increase in other operating expenses such as travel and facilities.

Sales and marketing

Sales and marketing expense increased by $8.9 million, or 46.5%, from $19.1 million for the year ended September 30, 2021 to $27.9 million for the year ended September 30, 2022. The increase was primarily attributable to a $5.7 million increase in personnel-related expenses associated with the growth in headcount, a $2.2 million increase in demand generation and other marketing activities, the purpose of which is to drive growth in the pipeline with high-quality leads, and a $1 million increase in other operating expenses, including professional fees and travel associated with more in-person company events and conferences compared to the prior year.

General and administrative

General and administrative expenses increased by $6.7 million, or 78.7%, from $8.5 million for the year ended September 30, 2021 to $15.2 million for the year ended September 30, 2022. Professional fees grew $3.9 million due to the additional resources needed to effect the Business Combination and to effect the Series D Preferred Shares financing described in Note 8 to the MariaDB Audited Consolidated Financial Statements. In addition, personnel-related expenses grew $1.9 million, which includes headcount growth in all administrative areas to support growth in business activities, and other operating expenses grew $0.9 million, reflecting higher technology-related costs to support the business along with higher office and facilities expenses related to increases in annual rent and maintenance expenses.

Interest expense

	For Year Ended September 30,		Change	
	2022	**2021**	**$**	**%**
		(in thousands)		
Interest expense	$(1,608)	$(2,773)	1,165	(42.0)%

Interest expense decreased by $1.2 million, or 42%, from $2.8 million for the year ended September 30, 2021 to $1.6 million for the year ended September 30, 2022. The decline was due to repayment in early 2022 of the Capital Loan with the European Investment Bank ("EIB") described in Note 13 to the MariaDB Audited Consolidated Financial Statements, thus resulting in less amortization of debt discount.

Change in fair value of warrant liabilities

	For Year Ended September 30,		Change	
	2022	**2021**	**$**	**%**
		(in thousands)		
Change in fair value of warrant liabilities	$(5,712)	$3,626	(9,338)	NM

Our warrant liabilities are remeasured at the end of each quarter to reflect changes in the fair value of warrant liabilities. Fair value is estimated using the Black-Scholes option-pricing model. The primary driver of the increase to change in fair value of warrant liabilities was the increase in fair value associated with the 2017 Series C Warrants held by EIB ("2017 Series C Warrants") that were repurchased by the Company, subject to the maximum purchase price settlement of €8 million in the year ended September 30, 2022. The change in remaining unsettled warrants as of September 30, 2022 was driven by mark-to-market adjustment to reflect the fair value of the warrants. The change in fair value is recorded on the consolidated statement of operations until the warrants are exercised, expire, or other facts and circumstances lead the warrant liabilities to be reclassified to stockholders' equity (deficit). For additional information, see Note 7 to the MariaDB Audited Consolidated Financial Statements.

Other income (expense), net

	For Year Ended September 30,		Change	
	2022	**2021**	**$**	**%**
	(in thousands)			
Other income (expense), net	$7,141	$(235)	7,376	NM

Other income (expense), net increased by $7.4 million from ($0.2) million for the year ended September 30, 2021 to $7.1 million for the year ended September 30, 2022. The increase was related to currency exchange gains related to transactions denominated in a foreign currency.

Income taxes

The effective tax rate realized for each period was significantly below the statutory rate of 21%, as we incurred significant operating losses during each reporting period and did not recognize an income tax benefit associated with these losses because a full valuation allowance is maintained against our net deferred income tax assets in our primary taxable jurisdiction. Amounts reflected in income tax expense generally represent various foreign income taxes. Based on the weight of negative evidence and our projections of future taxable income, we expect to maintain our valuation allowance for the foreseeable future.

Non-GAAP Financial Measures

To supplement our financial results which are prepared and presented in accordance with U.S. GAAP, we provide investors with non-GAAP financial measures including Adjusted EBITDA and Adjusted EBITDA margin, as defined below. These measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these measures as tools for comparison. Because of these limitations, when evaluating our performance, you should consider each of these non-GAAP financial measures alongside other financial performance measures, including the most directly comparable financial measure calculated in accordance with GAAP and our other GAAP results. A reconciliation of each of our non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP is set forth below.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net loss before (1) interest expense, (2) income tax expense or benefit, (3) depreciation and amortization, (4) stock-based compensation, (5) change in fair value of warrant liabilities, and (6) other income (expense), net, and any other one-time non-recurring transaction amounts impacting the statement of operations during the relevant period. We believe that Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across periods. Our management uses Adjusted EBITDA to assess our operating performance and to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA, when considered together with our GAAP financial results, provides meaningful supplemental information regarding our operating performance by excluding certain items that may not be indicative of our business, results of operations or outlook, such as the impact of our capital structure (primarily interest charges) and asset base (primarily depreciation and amortization), items outside the control of the management team (taxes), expenses that do not relate to our core operations, and other non-cash items, including stock-based compensation, unrealized gains and losses related to foreign currency translation (included in other income (expense), net), and changes

25

in fair value of warrant liabilities. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis.

Adjusted EBITDA margin means Adjusted EBITDA as a percentage of revenue determined in accordance with GAAP. We calculate Adjusted EBITDA margin by dividing Adjusted EBITDA by total GAAP revenue. We believe that Adjusted EBITDA margin helps us to better understand MariaDB's normalized operating performance (excluding certain non-indicative items) in the context of GAAP revenue providing management with important supplemental information in understanding business efficiency and trends.

Our calculation of Adjusted EBITDA and Adjusted EBITDA margin may differ from how other companies, including companies in our industry, calculate these or similarly titled non-GAAP measures, which could reduce the usefulness of these measures as tools for comparison. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA and Adjusted EBITDA Margin alongside other financial performance measures, including our net loss and other GAAP results.

($ in thousands)	Year Ended September 30,	
	2022	2021
Net Loss	$(48,651)	$(25,442)
Adjustments:		
Interest expense	1,608	2,773
Income tax expense	81	84
Depreciation and amortization	584	546
Stock-based compensation	1,870	518
Change in fair value of warrant liabilities	5,712	(3,626)
Other income (expense), net	(7,141)	235
Adjusted EBITDA	$(45,937)	$(24,912)
Net Loss Margin	(111)%	(71)%
Adjusted EBITDA Margin	(105)%	(69)%

Liquidity and Capital Resources

To date, our primary sources of liquidity are from the collection of proceeds from the subscriptions of customers, funds raised through private placements of equity securities, and debt borrowings. In January 2022, we completed an equity financing in which we raised gross proceeds totaling $103.8 million from the issuance of our Series D Preferred Shares.

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital, capital expenditure needs, contractual obligations, and other commitments, with cash flows from operations and other sources of funding. Our primary short-term requirements for liquidity and capital relate mainly to employee compensation and benefits, funds for general working capital, expenses relating to the Business Combination, debt interest payments, and redemption of EIB's remaining 2017 Series C Warrants as described below. Our primary long-term liquidity needs are related to potential acquisitions and the repayment of our loans. Our ability to expand and grow our business will depend on many factors, including working capital needs and the evolution of our operating cash flows.

We have incurred losses and generated negative cash flow from operations since inception, including the years ended September 30, 2022 and 2021. As of September 30, 2022, we had an accumulated deficit of $200.3 million.

As of September 30, 2022, we had $4.8 million in cash and cash equivalents and $26.0 million of short-term investments. We do not believe our existing cash and cash equivalents, short-term investments, cash provided by sales of database subscriptions, and sales of our services will be sufficient to meet our projected operating requirements and capital expenditures over the next 12 months following the date on which the MariaDB Audited Consolidated Financial Statements were issued. We believe that this raises substantial doubt about our ability to continue as a going concern. As a result of our growth plans, both domestically and internationally, we expect that losses and negative cash flows from operations will continue in the future. Our future capital requirements may depend on many factors, including our subscription revenue growth rate, subscription renewals, billing timing and frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the need for necessary technology and operating infrastructure to support the business, the introduction of new and enhanced database features and functionality, and the continued market adoption of our database solutions. We may in the future pursue acquisitions of businesses, technologies, assets and talent, which may also require additional capital.

We have not been and are not currently profitable and cannot provide assurance that we will ever be profitable. We are likely to be required to seek additional equity or debt financing. Our liquidity may be significantly affected because of our access to cash through debt or equity markets potentially proving challenging due to recent volatility in the capital markets, the rising interest rate environment, changes in customer traffic, higher costs due to inflation, and labor shortages. Additional financing from outside sources may not be available on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies or businesses, our competitive position could weaken, and our business, growth prospects, financial condition, and results of operations could be materially adversely affected. See Note 1 to the MariaDB Audited Consolidated Financial Statements for additional information on this assessment.

In connection with the consummation of the Business Combination, APHC received requests for redemption from the holders of 26,292,557 Class A Ordinary Shares of APHC and used $266.3 million in proceeds from the trust account established in connection with APHC's IPO to redeem such shares, such that the remaining $2.6 million from the APHC trust account was available to the Combined Company after the closing. In addition, the Combined Company raised proceeds of $18.2 million from the consummation of the PIPE Investment. We anticipate that the Combined Company's cash, cash equivalents, short-term investments, and cash provided by sales of database subscriptions and services will not be sufficient to meet the Combined Company's projected working capital and operating needs. The Combined Company anticipates needing to raise additional capital to meet its projected working capital, operating needs, and debt repayment for periods after June 30, 2023. The Combined Company's future capital requirements will also be dependent on the same factors described above with respect to MariaDB, as well as other factors, including increased costs associated with being a public company. Additional debt or equity financing may not be available to the Combined Company on acceptable terms or at all. If the Combined Company is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in new technologies or businesses, its competitive position could weaken, and its business, growth prospects, financial condition and results of operations could be materially adversely affected.

Deferred Revenue

We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of September 30, 2022, we had total deferred revenue of $31.6 million, and a remaining performance obligation of $55.4 million. We expect to recognize revenue on approximately 47.3% of these remaining performance obligations over the next 12 months. Our subscription contracts are recognized ratably over the contract terms; accordingly, the majority of our noncurrent remaining performance obligation is expected to be recognized in the next 13 to 36 months, with the remainder recognized thereafter.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Leases

We have non-cancelable operating lease contracts primarily for facilities for office use expiring from November 2022 to October 2024, some of which include options to extend the lease. Leases of facilities generally have lease terms between 1 and 5 years. As of September 30, 2022, we had fixed minimum lease payments of $0.7 million.

Debt

R&D loan

On April 1, 2015, we entered into a R&D loan agreement with the Finnish State Treasury ("R&D Loan") in the aggregate amount of €0.5 million for research and development purposes. The R&D Loan accrued interest at 1.0% per annum with a maturity date of November 9, 2022. These funds were used to support our R&D efforts.

The Company fully repaid the R&D Loan on the maturity date.

Loan facility agreement with European Investment Bank

On April 7, 2017, we entered into a loan facility agreement (the "Facility") with EIB in the aggregate principal amount not exceeding €25 million for the purpose of financing certain research and development and growth-related expenditures. The Facility is structured partly as a capital loan of €10 million ("Capital Loan"), and partly as a term loan of €15 million ("Term Loan").

The Term Loan was disbursed on October 11, 2019 and has a maturity date of October 11, 2023. The Term Loan accrues interest between 6.0%-9.5% per annum, depending on MariaDB's monthly recurring revenue. The effective interest rate on the Term Loan for the years ended September 30, 2022 and 2021 was 6.0%. As of September 30, 2022, we had an aggregate principal amount of $14.6 million (€15 million) of long-term debt.

The Capital Loan was disbursed on April 28, 2017 and had an original maturity date of April 28, 2021. No interest was required to be accrued or paid on the Capital Loan under its original terms. On April 26, 2021, the Capital Loan was amended to extend the maturity date to the earlier of (i) December 31, 2021 or (ii) the date falling 15 days after a new equity financing, and required interest accruing at a rate of 12.0% per annum from April 28, 2021 through maturity.

In December 2021, we amended our Facility to extend the maturity date of the Capital Loan to the earlier of (i) June 30, 2022 or (ii) 30 days after a new equity financing. On March 2, 2022, in connection with the Series D Preferred Shares financing described in Note 8 to the MariaDB Audited Consolidated Financial Statements, the Capital Loan became due. We repaid the outstanding principal of $11.6 million and accrued interest of $1.1 million.

Under the terms of the Facility, EIB was issued 2017 Series C Warrants with a put option. The original terms provided EIB the right (no earlier than 30 days prior to the maturity date of the Capital Loan) to require us to purchase a substantial portion of the warrants, with our obligation capped at the maximum amount of €8 million in connection with the exercise of the put option. On August 8, 2022, we received written notice from EIB exercising its put option under its 2017 Series C Warrants described in Note 7 to the MariaDB Audited Consolidated Financial Statements. As a result of EIB's exercise of its put option, we were required to repurchase 5,000,194 warrants at the maximum purchase price of €8 million. During the fourth quarter of the year ended September 30, 2022, we net settled the warrants subject to the put option at a purchase price of $7.7 million. The remaining 2017 Series C Warrants held by EIB were settled upon consummation of the Business Combination as described in Note 19 to the MariaDB Audited Consolidated Financial Statements.

Cash Flows

The following table presents a summary of our cash flows for the years ended September 30, 2022 and 2021:

(in thousands)	For the year ended, September 30	
	2022	**2021**
Net cash provided by (used in)		
Operating activities	$(50,324)	$(18,537)
Investing activities	$(27,829)	$ (419)
Financing activities	$ 82,592	$ 26

Operating activities

Cash used in operating activities consists mainly of our net loss adjusted for certain non-cash items, including stock-based compensation, depreciation of property and equipment, changes in fair value of warrant liabilities, amortization of acquired intangible assets, non-cash operating lease costs, amortization of deferred commissions, amortization of debt discount, loss on extinguishment of debt, net foreign exchange differences, and changes in operating assets and liabilities during the period.

For the year ended September 30, 2022, cash used in operating activities was $50.3 million, primarily consisting of our net loss of $48.7 million, adjusted for non-cash losses of $9.5 million, offset by net cash outflows of $11.2 million related to changes in our operating assets and liabilities. Non-cash losses included $1.5 million of unrealized foreign currency gains, offset by a change in the fair value of warrant liabilities of $5.7 million and other normal recurring non-cash charges. The main driver of the changes in operating assets and liabilities was a result of deferred equity issuance costs currently classified to prepaid expenses in anticipation of the Business Combination.

For the year ended September 30, 2021, cash used in operating activities was $18.5 million, primarily consisting of our net loss of $25.4 million, adjusted for non-cash charges of $0.4 million and net cash inflows of $6.5 million provided by changes in our operating assets and liabilities. Non-cash charges consisted of a $3.6 million gain on the change in fair value of warrant liabilities, which was offset by other normal non-cash charges. The main driver of the changes in operating assets and liabilities was an inflow resulting primarily from increased deferred revenue related to prepaid contract arrangements, partially offset by a related increase in deferred commissions.

Investing activities

Cash used in investing activities for the year ended September 30, 2022 was $27.8 million. The cash outflow resulted from the purchase of short-term investments of $35.3 million, the payment of $1.7 million representing the cash portion of the purchase price of the CubeWerx and Sector 42 acquisition, and the purchase of property and equipment to support operations of $0.3 million, offset by the subsequent sale of a portion of the short-term investments of $9.4 million.

Cash used in investing activities during the year ended September 30, 2021 was $0.4 million, resulting from the purchase of property and equipment to support operations.

Financing activities

Cash provided by financing activities for the year ended September 30, 2022 totaled $82.6 million and consisted of net proceeds for issuance of preferred stock of $95.5 million, net proceeds for the issuance of convertible notes of $5.0 million, and proceeds from the exercise of share options of $1.1 million, offset by the repayment of borrowings under the EIB Capital Loan of $11.2 million and settlement of a portion of EIB's 2017 Series C Warrants for $7.7 million.

Cash provided by financing activities for the year ended September 30, 2021 was an immaterial amount and consisted of proceeds from stock option exercises, offset by principal repayments of long-term debt.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of September 30, 2022, we had cash and cash equivalents of $4.8 million. On January 31, 2022, we closed our Series D Preferred Shares financing. Currently, the remaining related funds along with our other cash balances are held in cash accounts and short-term investments. Our short-term goal is to invest a portion of our cash in short-to-medium term investments in accordance with the investment parameters laid out in our Investment Policy Strategy. Currently we have little exposure to market risk due to fluctuations in interest rates but may in the future depending on the nature of our investments. The rate of interest on our EIB Term Loan that was disbursed on October 11, 2019 is not tied to fluctuations in interest rates; therefore, any change in market rates is not expected to impact the current interest rate on the Term Loan.

As of September 30, 2022, we had investment securities consisting of $26.0 million in U.S. Treasury Bills, all of which mature by December 2022. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Foreign Currency Exchange Risk

We conduct business in several locations outside of the U.S. with a portion of our operating expenses denominated in the currencies of the countries in which our operations are located. These include Europe, United Kingdom, Canada, and India, among others. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates, which may be significant. In the event our foreign currency denominated assets, liabilities, revenue, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results and condition could differ from these estimates.

While our significant accounting policies are more fully described in Note 2 "Summary of Significant Accounting Policies" to the MariaDB Audited Consolidated Financial Statements, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates and therefore involve a greater degree of estimation uncertainty.

Revenue Recognition

We derive our revenue from (1) database-related subscription solutions, including term license and post-contract customer support, (2) consumption-based database-as-a-service offerings, and (3) professional services that include remote database administration, engineering architecture, software installation, monitoring, maintenance, and reporting, in addition to other services including consulting and training.

We recognize revenue in accordance with Accounting Standards Codification, Revenue from Contracts with Customers, when a contract with a customer exists, the control of the promised goods or services is transferred to our customers and the performance obligation has been satisfied, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The determination of distinct performance obligations may require judgment.

Our contracts with customers often contain multiple performance obligations that require an allocation of the transaction price to each performance obligation based on a relative standalone selling price. If the standalone selling price is not determinable, an estimate is used. We recognize revenue as the performance obligation is satisfied.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately, versus together, may require judgment. For arrangements that contain multiple performance obligations we allocate the transaction price to the various performance obligations based on standalone selling price, or SSP. Therefore, judgment is required to determine SSP for each distinct performance obligation. We utilize several inputs when determining SSP, including sales of goods and services sold on a standalone basis, our overall pricing strategies, market conditions and data, including the geographic locations in which the products and services are sold, the useful life of our products, and market data. We may modify our go-to-market practices in the future, which may result in changes to SSP for one or more of our performance obligations. Any such changes to SSP could impact the pattern and timing of revenue recognition for identical arrangements executed in future periods but will not change the total revenue recognized for any given arrangement.

We have certain revenue contracts that involve the use of third-party vendors. As part of our product and service offerings, we offer our customers with optional add-on tools that enable customers to utilize these third-party applications with our products. As such, these contracts with customers involve both the purchase and sale of services with the third-party vendor counterparty. In these arrangements, we assess each contract to determine if the revenue and expense should be presented on a gross or net basis. The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of payments to the third vendors (net basis) requires judgment, which is based on our assessment of whether we are acting as the principal or an agent in the transaction. We have determined that we act as the principal with the optional add-on tools provided by vendors because we are the primary obligor in the arrangement, we direct the use of the add-on features, we establish pricing, and we establish and maintain a direct relationship with the customer. Based on these and other factors, we report revenue from contracts that involve the use of third-party vendors on a gross basis.

Goodwill Impairment Assessment

Goodwill represents the excess of cost over fair value of identified assets acquired and liabilities assumed by MariaDB in an acquisition of a business. The determination of the value of goodwill and intangible assets arising from a business combination requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. We test goodwill for impairment at least annually or more frequently whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We use qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of a reporting unit exceeds its carrying amount, including goodwill. Some of the qualitative factors considered in applying this test include consideration of macroeconomic conditions, industry and market conditions, cost factors affecting the business, and overall financial performance of the business. If qualitative factors are not deemed sufficient to conclude that it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, then a one-step approach is applied in making an evaluation. The evaluation utilizes multiple valuation methodologies, including a market approach (market price multiples of comparable companies) and an income approach (discounted cash flow analysis). The computations require management to make significant estimates and assumptions, including, among other things, selection of comparable companies, the discount rate applied to future earnings reflecting a weighted average cost of capital, and earnings growth assumptions. A discounted cash flow analysis requires management to make various assumptions about future sales, operating margins, capital expenditures, working capital and growth rates. If the evaluation results in the fair value of the reporting unit being lower than the carrying value, an impairment charge is recorded.

Changes in the technology industry occur frequently and quickly. Therefore, there can be no assurance that a charge to operating expenses will not occur as a result of future goodwill impairment tests. To date, we have not recorded any impairment charges related to our goodwill.

Warrant Liabilities

We account for our preferred share warrants issued in connection with various financing transactions based upon the characteristics and provisions of the instrument. The preferred share warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred shares at the holder's option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within the control of MariaDB.

We recognize warrants to purchase shares of our convertible preferred shares as warrant liabilities, measured at fair value at inception and subsequently re-measured each reporting period with fair value gains and losses recognized in the consolidated statements of operations and comprehensive loss. We estimate the fair value of these liabilities using the Black-Scholes option pricing model and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate. We will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer considered a liability.

Stock Based Compensation

We recognize stock-based compensation expense for all stock awards based on the grant-date fair value of the awards. We use the Black-Scholes option pricing model for valuing stock option awards. The fair value of an award is recognized as an expense ratably over the requisite service period. We account for forfeitures as they occur.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common shares, the expected term of the option, the expected volatility of the market, risk-free interest rates, and the expected dividend yield of our common shares. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

Common Stock Share Valuations

The fair value of the common shares underlying our stock-based awards has historically been determined by our board of directors with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common shares. Given the absence of a public trading market of our common shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held Company Equity Securities Issued as Compensation,* our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common shares at each grant date. These factors include:

- Contemporaneous valuations of our common shares performed by independent third-party specialists;

- The prices, rights, preferences, and privileges of our convertible preferred shares relative to those of our common shares;

- The prices paid for common or convertible preferred shares sold to third-party investors by us and prices paid in secondary transactions for shares repurchased by us in arm's-length transactions, including any tender offers;

- The lack of marketability inherent in our common shares;

- Our actual operating and financial performance;

- Our current business conditions and projections;

- The hiring of key personnel and the experience of our management;

- The history of our company and the introduction of new products;

- Our stage of development;

- The likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given prevailing market conditions;

- The operational and financial performance of comparable publicly traded companies; and

- The U.S. and global capital market conditions and overall economic conditions.

In valuing our common shares, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company's financial forecasts to estimate the value of our company.

For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the common shares using either (1) current value method, (2) the probability-weighted expected return method, or the (3) the option-pricing method. Based on the analysis of these allocation methods, it was concluded that the Option Pricing Method was the most likely to provide meaningful valuation information.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common shares.

For valuations after the closing of the Business Combination, the board of directors of the Combined Company will determine the fair value of each Combined Company Ordinary Share based on the closing price of the Combined Company Ordinary Shares as reported on the date of grant.

Income Tax Provision

The provision for income taxes in the historical consolidated statements of operations and comprehensive loss consists of local and foreign income taxes. Following the Business Combination, we will be subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of any taxable income that will flow through to its interest holders, including us.

Taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted.

Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the realizability of our deferred tax assets, we review all available positive and negative evidence, including reversal of deferred tax liabilities, potential carrybacks, projected future taxable income, tax planning strategies, and recent financial performance. As we have sustained a cumulative pre-tax loss, we considered it appropriate to maintain a full valuation allowance against our deferred tax assets at September 30, 2022 and 2021, respectively. We intend to continue maintaining a full valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance could result in the recognition of certain deferred tax assets and liabilities in the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve.

U.S. GAAP requires us to recognize tax benefits in an amount that is more-likely-than-not to be sustained by the relevant taxing authority upon examination. We analyze our tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where we are required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, we determine that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the combined financial statements. We recognize interest and penalties, if any, related to unrecognized tax benefits as general and administrative expenses in the consolidated statements of operations. If recognized, the entire amount of unrecognized tax positions would be recorded as a reduction in the provision for income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under U.S. GAAP. We review our tax positions quarterly and adjust our tax balances as new information becomes available.

Business Combinations

We apply the provisions of ASC 805, Business Combinations, in accounting for our acquisitions. We allocate the fair value of purchase consideration to the tangible and intangible assets acquired, and liabilities assumed, based on their estimated fair values. The excess fair value of purchase considerations over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, our management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, expected future cash flows, discount rates, customer attrition rates, and useful lives. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of a business acquisition's measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Although we believe that the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Recent Accounting Pronouncements

For more information, see Note 2 to the MariaDB Audited Consolidated Financial Statements.

Emerging Growth Company and Smaller Reporting Company Status

We are an "emerging growth company," as defined in the JOBS Act. The JOBS Act provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an "emerging growth company" to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, for new or revised accounting standards applicable to public companies, we will be subject to an extended transition period until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an "emerging growth company" or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. The Combined Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of Combined Company Ordinary Shares that is held by non-affiliates equals or exceeds $700 million as of the end of that year's second fiscal quarter, (ii) the last day of the fiscal year in which the Combined Company has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which the Combined Company has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) September 30, 2026.

Additionally, the Combined Company will qualify as a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Combined Company will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of Combined Company ordinary shares held by non-affiliates exceeds $250 million as of the end of that year's second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of Combined Company ordinary shares held by non-affiliates equals or exceeds $700 million as of the end of that year's second fiscal quarter. To the extent the Combined Company takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

Executive Officers and Board of Directors

The following persons serve as our executive officers and members of the MariaDB board of directors as of May 31, 2023:

*Executive Officers**

Paul O'Brien serves as MariaDB's Chief Executive Officer and as a member of the board of directors.

Conor McCarthy serves as MariaDB's Chief Financial Officer.

Franz Aman serves as MariaDB's Chief Marketing Officer.

Roya Shakoori serves as MariaDB's General Counsel and Corporate Secretary.

Board of Directors (other than Paul O'Brien)

Alexander B. Suh serves as Managing Director of California Technology Ventures, LLC, J.J. Jacobs Enterprises, LLC, and Jacobs Capital Group, LLC, technology-focused venture financing entities.

Michael Howard formerly served as Chief Executive Officer of MariaDB.

Dr. Theodore T. Wang serves as Managing Partner of Angel Pond Capital LLC, a broker/dealer firm focusing on advisory services.

Christine Russell formerly served as a Chief Financial Officer of PDF Solutions, Inc., a SaaS software company in the semiconductor industry.

Harold R. Berenson serves as President of True Mountain Group, LLC, a software engineering and management consultancy.

Jurgen Ingels serves as Managing Partner of SmartFin, a growth stage private equity fund.

---

* Effective May 26, 2023, Mr. Howard resigned as Maria DB's Chief Executive Officer and was succeeded by Paul O'Brien. Jon Bakke served as MariaDB's Chief Revenue Officer until March 31, 2023.

CORPORATE INFORMATION

MariaDB Corporate Information

Principal Executive Office

MariaDB plc
699 Veterans Blvd.
Redwood City, CA 94063
tel.: (855) 562-7423
IR email: ir@mariadb.com

Website

www.mariadb.com

Copy of Business Combination ("Super") Form 8-K (filed Dec. 22, 2022)

A copy of MariaDB's Form 8-K relating to the Business Combination (i.e., the "Super 8-K") as filed with the SEC on December 22, 2022 will be furnished without charge to any shareholder upon written request to the name and address listed above.

MariaDB SEC Filings

Additional information, including information about MariaDB since the end of its fiscal year 2022, can be found in its filings made with the SEC at www.sec.gov.

MariaDB SEC filings can also be found on MariaDB's *Investors Relations* page at www.mariadb.com.

Registrar and Transfer Agent

The transfer agent and registrar for our Ordinary Shares is Computershare Inc., a Delaware corporation, and its affiliate Computershare Trust Company, N.A., a federally chartered trust company.

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MARIADB CORPORATION AB
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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INDEX TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
MariaDB Corporation Ab

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MariaDB Corporation Ab and its subsidiaries (collectively, the "Company") as of September 30, 2022, and 2021, and the related consolidated statements of operations and comprehensive loss, convertible preferred shares and stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com
We have served as the Company's auditor since 2021
Houston, Texas
December 22, 2022

MARIADB CORPORATION AB

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share amounts)

	September 30, 2022	September 30, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,756	$ 6,907
Short-term investments	25,999	—
Accounts receivable, net	12,154	11,692
Prepaids and other current assets	15,806	4,676
Total current assets	58,715	23,275
Property and equipment, net	708	926
Goodwill	7,535	4,649
Intangible assets, net	1,120	706
Operating lease right-of-use assets	890	1,645
Other noncurrent assets	1,006	472
Total assets	$ 69,974	$ 31,673
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 3,267	$ 1,938
Accrued expenses	8,902	6,774
Operating lease liabilities	496	658
Long-term debt, current	122	11,723
Deferred revenue	26,236	25,091
Total current liabilities	39,023	46,184
Long-term debt, net of current	14,622	17,513
Operating lease liabilities, net of current	433	1,035
Deferred revenue, net of current	5,321	8,118
Warrant liabilities	1,749	5,303
Total liabilities	61,148	78,153
Commitments and contingencies (Note 12)		
Convertible preferred shares, par value of $0 per share; 183,565,242 and 125,343,885 shares issued and outstanding as of September 30, 2022 and 2021	206,969	106,226
Stockholders' equity (deficit):		
Common share, par value of $0 per share; 60,764,711 and 51,107,130 shares issued and outstanding as of September 30, 2022 and 2021	—	—
Additional paid-in-capital	11,482	6,440
Accumulated deficit	(200,320)	(151,669)
Accumulated other comprehensive income (loss)	(9,305)	(7,477)
Total stockholders' equity (deficit)	(198,143)	(152,706)
Total liabilities, convertible preferred shares and stockholders' equity (deficit)	$ 69,974	$ 31,673

The accompanying notes are an integral part of these consolidated financial statements.

MARIADB CORPORATION AB

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

| | Year Ended September 30, | |
	2022	2021
Revenue:		
Subscription	$ 38,451	$ 31,806
Services	5,234	4,222
Total revenue	43,685	36,028
Cost of revenue:		
Subscription	6,595	5,292
Services	6,966	4,334
Total cost of revenue	13,561	9,626
Gross profit	30,124	26,402
Operating expenses:		
Research and development	35,416	24,828
Sales and marketing	27,938	19,065
General and administrative	15,161	8,485
Total operating expense	78,515	52,378
Loss from operations	(48,391)	(25,976)
Other (expense) income:		
Interest expense	(1,608)	(2,773)
Change in fair value of warrant liabilities	(5,712)	3,626
Other income (expense), net	7,141	(235)
Loss before income tax expense	(48,570)	(25,358)
Income tax expense	(81)	(84)
Net loss	$ (48,651)	$ (25,442)
Net loss per share attributable to common shares – basic and diluted	$ (0.83)	$ (0.51)
Weighted-average shares outstanding – basic and diluted	58,801,357	50,361,879
Comprehensive Loss:		
Net loss	$ (48,651)	$ (25,442)
Foreign currency translation adjustment, net of taxes	(4,005)	654
Unrealized gain (loss) from available-for-sale securities, net of taxes	2,177	—
Total comprehensive loss	$ (50,479)	$ (24,788)

The accompanying notes are an integral part of these consolidated financial statements.

MARIADB CORPORATION AB

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except shares amount)

	Convertible Preferred Shares		Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at September 30, 2020	125,343,885	$106,226	49,146,308	$ —	$ 5,748	$(8,131)	$(126,227)	$(128,610)
Exercise of share options	—	—	1,960,822	—	174	—	—	174
Other comprehensive income (loss)	—	—	—	—	—	654	—	654
Net loss	—	—	—	—	—	—	(25,442)	(25,442)
Balance at September 30, 2021	125,343,885	106,226	51,107,130	—	6,440	(7,477)	(151,669)	(152,706)
Exercise of share options	—	—	9,657,581	—	1,116	—	—	1,116
Issuance of Class D Preferred Shares	57,633,588	99,853	—	—	—	—	—	—
Exercise of Class C Preferred Share Warrants	587,769	890	—	—	—	—	—	—
Issuance of Common Shares as consideration for CubeWerx and Sector 42 acquisition	—	—	—	—	2,056	—	—	2,056
Share-based compensation	—	—	—	—	1,870	—	—	1,870
Other comprehensive income (loss)	—	—	—	—	—	(1,828)	—	(1,828)
Net loss	—	—	—	—	—	—	(48,651)	(48,651)
Balance at September 30, 2022	183,565,242	$206,969	60,764,711	$ —	$11,482	$(9,305)	$(200,320)	$(198,143)

The accompanying notes are an integral part of these consolidated financial statements.

MARIADB CORPORATION AB

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended September 30,	
	2022	2021
Operating activities:		
Net loss	$(48,651)	$(25,442)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense	400	417
Depreciation and amortization	584	546
Non-cash lease expense	636	656
Stock-based compensation	1,870	518
Change in fair value of warrant liability	5,712	(3,626)
Amortization of debt discount	—	1,114
Amortization of deferred commission	1,669	600
Loss on extinguishment of debt	148	—
Foreign currency (gain) loss, net	(1,480)	210
Changes in operating assets and liabilities:		
Accounts receivable	(2,091)	(2,295)
Other current assets	(13,450)	(1,829)
Other noncurrent assets	(545)	(116)
Accounts payable and accrued expenses	4,064	2,370
Operating lease liability	(645)	(661)
Deferred revenue	1,455	9,001
Net cash used in operating activities	(50,324)	(18,537)
Investing activities:		
Purchases of property and equipment	(322)	(419)
Acquisition of CubeWerx and Sector 42, net of cash acquired	(1,656)	—
Purchases of bonds	(35,286)	—
Disposal of bonds	9,435	—
Net cash used in investing activities	(27,829)	(419)
Financing activities:		
Proceeds from stock options exercise	1,116	174
Proceeds from issuance of preferred shares	95,470	—
Proceeds from issuance of convertible note	5,000	—
Settlement of warrant liabilities	(7,749)	—
Repayment of long-term debt	(11,245)	(148)
Net cash provided by financing activities	82,592	26
Effect of exchange rate changes on cash and cash equivalents	(6,590)	99
Net decrease in cash and cash equivalents	(2,151)	(18,831)
Cash and cash equivalents at beginning of period	6,907	25,738
Cash and cash equivalents at end of period	$ 4,756	$ 6,907
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$ 68	$ 84
Cash paid for interest	$ 2,140	$ 1,066
Non-cash investing and financing activities:		
Conversion of debt to Series D Preferred Shares	$ 5,172	$ —
Issuance of Series C Preferred Shares – Exercise of Warrant Liabilities, Fair Value	$ 101	$ —
Purchases of property and equipment included in accounts payable at year end	$ 7	$ 12
Right-of-use assets obtained in exchange for operating lease liabilities	$ —	$ 163
Issuance of common shares – CubeWerx and Sector 42 acquisition	$ 2,056	$ —
Contingent consideration – CubeWerx and Sector 42 acquisition	$ 100	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Description of Business

Description of Business

MariaDB Corporation Ab ("MariaDB" or the "Company") was originally incorporated in Finland in 2010. MariaDB is one of the most popular, general purpose, relational database. The Company's operations consist of programming, development and sales of software programs, applications and tools related to enterprise database software, including a cloud database-as-a service, and related systems and services. In addition, the Company also provides user support, consultation and training for the software, applications, tools, and systems. The Company is active in development of both open source and closed source software.

The Company is headquartered in Espoo, Finland and has operations in Redwood City, California and Sofia, Bulgaria. The Company's fiscal year ends September 30.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, including the accounts of MariaDB and its wholly-owned subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions among the consolidated entities have been eliminated in consolidation.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption and, therefore, for new or revised accounting standards applicable to public companies, the Company will be subject to an extended transition period until those standards would otherwise apply to private companies.

Business Combination

On January 31, 2022, the business combination agreement (the "Merger Agreement") was signed between Angel Pond Holdings Corporation ("APHC"), the Company, and certain other parties. In accordance with the Merger Agreement, certain holders of equity securities of the Company (the "Equity Holders") would receive shares of the continuing public company (the "Combined Company") following a series of mergers (the "Business Combination"). At the time of closing the Business Combination, all outstanding capital shares and stock options of the Company would become similar securities of the Combined Company. All the proceeds from APHC's trust account available after any redemptions of APHC's public shares in connection with the closing of the Business Combination and from the related PIPE investment, after payment of transaction expenses and deferred underwriting fees, would remain on the Combined Company's balance sheet to fund its growth and working capital.

Liquidity and Going Concern

As of September 30, 2022, the Company had an accumulated deficit of $200.3 million and $4.8 million in cash and cash equivalents. Without giving effect to the anticipated net proceeds from the Business Combination, the Company does not believe that current cash and cash equivalents will be sufficient to fund operations, including capital expenditure requirements for at least 12 months from the date the financial statements were issued. This raises substantial doubt about the Company's ability to continue as a going concern.

The Company's need for additional capital may depend on many factors, including subscription revenue growth rate, subscription renewals, billing timing and frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the need for necessary technology and operating infrastructure to support the business, the introduction of new and enhanced database features and functionality and the continued market adoption of database solutions. The Company may be required to raise funds through additional equity or debt financings. However, such financings are subject to market conditions, and are not within the Company's control, and therefore cannot be deemed probable as adequate capital may not be available to the Company when needed or on acceptable terms. There is no assurance that the Company will be successful in raising additional funds. As a result, the Company has concluded that potentially raising funds does not alleviate substantial doubt about the Company's ability to continue as a going concern. The accompanying annual financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include but are not limited to fair value measurement of financial instruments, allowances for credit losses, the incremental borrowing rate related to the Company's lease liabilities, fair value of acquired intangible assets and goodwill, useful lives of acquired intangible assets and property and equipment, stock-based compensation, revenue recognition and accounting for income taxes. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Since future events and their effects cannot be predicted with absolute certainty, actual results could differ from current estimates.

In 2020, the global economy and financial markets had been severely affected by the COVID-19 pandemic. The continuing uncertainty around the outbreak of the COVID-19 pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the years ended September 30, 2022 and 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to: revenue recognition, impairment of goodwill and intangible assets, allowance for expected credit losses, and tax provisions.

Foreign currency

The functional currency of the Company is the Euro (EUR). The functional currency of the Company's international subsidiaries is either the EUR or the local currency in which the international subsidiary operates. For the foreign subsidiaries where the functional currency is not the local currency, local currency denominated monetary assets and liabilities are re-measured into the functional currency at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are re-measured into the functional currency at historical exchange rates. Transaction gains or losses from foreign currency re-measurement and settlements are included in other expense, net in the consolidated statements of operations and comprehensive loss. The Company's reporting currency is the U.S. dollar. In the consolidated financial statements, the financial information of the Company and its international subsidiaries has been translated into U.S. dollars. The Company uses the exchange rate as of each balance sheet date to translate assets and liabilities and the average exchange rate during the period to translate revenue and expenses into U.S. dollars. Convertible Preferred Shares and stockholders' equity (deficit) are translated at historical rate. Translation gains or losses resulting from translating foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive income (loss) as a component of stockholders' equity (deficit).

The Company is exposed to fluctuations between the U.S. dollar and the EUR. The change in the value of the EUR relative to the U.S. dollar may affect the Company's financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in our bank accounts and on hand as well as highly liquid investments with an original maturity of three months or less at acquisition. The Company maintains such investments in immaterial money market funds, which have readily determinable fair values using quoted prices in active markets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Substantially all of the Company's cash and cash equivalents are maintained at financial institutions in the United States and Finland. Cash and cash equivalents can exceed amounts insured by the Federal Deposit Insurance Corporation and Deposit Guarantee schemes of up to $250,000 and €100,000, respectively.

Customer credit risk is managed by the business and is subject to the Company's established policy and procedures relating to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables and contract assets are regularly monitored. The Company evaluates the concentration of risk with respect to trade receivables as low, as its customers are in several geographical regions and industries and operate in largely independent markets.

As of September 30, 2022, no customer accounted for more than 10% of the total balance of accounts receivable. As of September 30, 2021, one customer accounted for 12.8% of the total balance of accounts receivable. For the years ended September 30, 2022 and 2021, no customer accounted for more than 10% of the Company's total revenues.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, as described below, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These include the Black-Scholes option-pricing model which uses inputs such as expected volatility, risk-free interest rate and expected term to determine fair market valuation.

As of September 30, 2022, the Company's investment securities consisted of $26.0 million in United States ("U.S.") Treasury Bills, all of which mature by December 2022. During the year ended September 30, 2022, the Company changed the classification of its U.S. Treasury Bills from held-to-maturity to available-for-sale based on its intent to sell the securities. The Company's available-for-sale marketable securities are recorded at fair value. Any unrealized gains or losses are recorded in accumulated other comprehensive income within the consolidated balance sheet. Any realized gains and losses are recorded as a part of other expense, net in the consolidated statements of operations and comprehensive loss in accordance with ASC 320 "Investments — Debt and Equity Security."

The Company considers all investments with original maturities of greater than three months and less than 12 months to be short-term investments.

The fair value of available-for-sale securities on September 30, 2022 is as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Effect of Foreign Currency Translation	Fair Value
U.S. Treasury Bills	$25,962	$2,177	$—	$(2,140)	$25,999

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting date. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the years presented.

As of September 30, 2022 and 2021, the carrying value of the Company's financial instruments included in current assets and current liabilities (including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue) approximate fair value due to the short-term nature of such items. The money market funds within cash equivalents and available-for-sale securities are classified within Level 1 of the hierarchy as the values are derived from quoted prices in active markets.

The Company's warrants are recorded at fair value on a recurring basis. The estimation of fair value for these investments requires the use of significant unobservable inputs, and as a result, the Company classifies these liabilities as Level 3 within the fair value hierarchy. Refer to Note 7 for further details on the valuation inputs.

We have not elected the fair value option as prescribed by ASC 825, The Fair Value Option for Financial Assets and Financial Liabilities, for our financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, Fair Value Measurements and Disclosures, material financial assets and liabilities not carried at fair value, such as our long-term debt and accounts receivable and payable, are reported at their carrying values.

Accounts Receivable, Net

An accounts receivable is recognized if and when an amount of consideration is due from a customer and is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Accounts receivable are non- interest bearing and are generally on terms of 30 to 90 days.

Generally, trade receivables are written-off if past due for more than 12 months and are not subject to enforcement activity. Accounts receivable presented on the consolidated balance sheets are adjusted for any write-offs and net of allowance for credit losses. An analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The Company applies a simplified approach in calculating current expected credit losses (CECL). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime CECLs at each reporting date. The Company has established a provision matrix that is based on the Company's historical observed default rates. The Company will calibrate the historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company's estimates of the allowance for credit losses may not be indicative of the Company's actual credit losses requiring additional charges to be incurred to reflect the actual amount collected.

The following table presents the changes in the allowance for credit losses:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Balance, beginning of year	$394	$ 246
Add: provision for credit losses	400	417
Less: write-offs, net of recoveries	(94)	(255)
Foreign currency translation	(58)	(14)
Balance, end of year	$642	$ 394

Prepaids and Other Current Assets

Prepaid expenses for the year ended September 30, 2022 were primarily related to deferred equity issuance costs in anticipation of the Business Combination. Prepaid expenses for the year ended September 30, 2021 are payments made to vendors or services providers for future services. Other current assets primarily consist of deferred commissions. Prepaid expenses totaled $13.5 million and $2.3 million as of September 30, 2022 and 2021, respectively. The remaining balance within prepaids and other current assets related to deferred commissions, totaling $1.8 million and $2.3 million as of September 30, 2022 and 2021, respectively, and other receivables totaling $0.5 million and $0.1 million as of September 30, 2022 and 2021, respectively.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. The Company records depreciation over the estimated useful lives of the assets, typically two to five years, using the straight-line method. Repair and maintenance costs are recognized in operating expenses as incurred.

Property and equipment is derecognized upon sale or disposal. Any gain or loss arising upon a sale or disposal of property and equipment is included in the consolidated statements of operations and comprehensive loss of the related period. The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company has not recorded any material impairment charges related to property and equipment during the years presented.

Business Combinations

We apply the provisions of ASC 805, Business Combinations (ASC 805), in accounting for our acquisitions. ASC 805 requires that we evaluate whether a transaction pertains to an acquisition of assets, or to an acquisition of a business. A business is defined as an integrated set of assets and activities that is capable of being conducted and managed for the purpose of providing a return to investors. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets and liabilities assumed on a relative fair value basis; whereas the acquisition of a business requires us to recognize separately from goodwill the assets acquired and the liabilities assumed at the acquisition date fair values. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of the tangible and intangible assets acquired and liabilities assumed is recorded as goodwill. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially established in connection with a business combination as of the acquisition date. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Leases

The Company enters into various operating leases for office space. The leases expire at various dates, have certain options to renew, and may contain escalation provisions. At the inception of a contract, the Company determines whether the arrangement is or contains a lease based on the facts and circumstances present. Operating lease right-of-use assets and liabilities are recognized on the date the Company takes possession of the leased property (the "Commencement Date") based on the present value of lease payments over the lease term.

Lease expense on leases containing known future scheduled rent increases is recorded on a straight-line basis over the term of the respective leases beginning on the Commencement Date. The difference between lease expense and rent paid is accounted for as a component of operating lease right-of-use assets on the accompanying consolidated balance sheets. Landlord improvement allowances and other such lease incentives are recorded as property and equipment and as reduction of the right-of-use leased assets and are amortized on a straight-line basis as a reduction to operating lease costs. The key estimates for the Company's leases include the incremental borrowing rate used to determine the present value of lease payments and the lease term. The Company's leases generally do not include an implicit rate. Management determines the incremental borrowing rate based on the information available at lease commencement. The lease terms used to calculate the right-of-use asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company elected the practical expedient to exclude short-term agreements of 12 months or less from capitalization. The Company evaluates the recoverability of the operating right-of-use assets for possible impairment in accordance with the long-lived assets policy.

Operating leases are reflected in operating lease right-of-use assets, operating lease liabilities and operating lease liabilities, net of current on the consolidated balance sheets. Within the statements of cash flows, the Company classifies all cash payments associated with operating leases within operating activities.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over fair value of identified assets acquired and liabilities assumed by the Company in an acquisition of a business. The determination of the value of goodwill and intangible assets arising from a business combination requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired.

The Company tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based upon an evaluation of the fair value of the Company as a whole. The Company's single reporting unit had a negative carrying value as of September 30, 2022 and 2021. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of the Company's single operating segment is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If the Company prefers to bypass the qualitative assessment or determines that it is more likely than not that its fair value is less than its carrying amount based on the qualitative factors, then the quantitative goodwill impairment test will be performed. In accordance with the Company's policy, the Company completed its annual evaluation for impairment as of September 30, 2022 using a qualitative assessment. The annual evaluation for goodwill impairment as of September 30, 2022 and September 30, 2021 did not result in an impairment.

Intangible assets acquired separately are measured on initial recognition at cost and are amortized on a straight-line basis over their estimated useful life. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. The Company evaluates the recoverability of acquired finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business or significant negative industry or economic trends. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. The Company has not recorded any material impairment charges related to acquired finite-lived intangible assets during the years presented.

Warrant Liabilities

The Company accounts for its preferred share warrants issued in connection with its various financing transactions based upon the characteristics and provisions of the instrument. The preferred share warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred shares at the holder's option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within the control of the Company.

The Company recognized warrants to purchase shares of its convertible preferred shares as warrant liabilities, measured at fair value at inception and subsequently re-measured each reporting period with fair value gains and losses recognized in the consolidated statements of operations and comprehensive loss. The Company estimates the fair value of these liabilities using the Black-Scholes option pricing model and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise of the warrants, the expiration of the warrants, or until such time as the warrants are no longer considered a liability.

Convertible Preferred Shares

The Company records all convertible preferred shares at their respective transaction prices on the dates of issuance, less issuance costs. The Company classifies its convertible preferred shares as temporary equity on the accompanying consolidated balance sheets as of September 30, 2022 and 2021 because the requirements of a deemed liquidation event as defined within the Company's amended and restated articles of association are not entirely within the Company's control. In the event of such deemed liquidation event, the proceeds are distributed in accordance with certain liquidation preferences, provided that the holders of preferred shares have not converted their shares into common shares. The Company has not adjusted the carrying value of outstanding preferred shares to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.

Convertible Notes

During the year ended September 30, 2022, we issued a convertible note and such note was converted into Company equity, with such note being accounted for in accordance with ASC 470-20, Debt with Conversion and Other Options, and ASC 815, Derivatives and Hedging ("ASC 815"). Under ASC 815, issuers of certain convertible debt instruments are generally required to separately account for the conversion option of the convertible debt instrument as either a derivative or equity, unless it meets the scope exemption for contracts indexed to, and settled in, an issuer's own equity. Since this conversion option is clearly and closely related to the debt host, we have met the scope exemption, and therefore, we did not separately account for the embedded conversion option. The initial issuance and any principal repayments are classified as financing activities and interest payments are classified as operating activities in our consolidated statements of cash flows. In the second quarter, upon conversion, the convertible note was reclassified into stockholders' equity (deficit). Refer to Note 13 for additional considerations.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") who is the Company's chief executive officer, in deciding how to allocate resources and assess our financial and operational performance. The CODM evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated and aggregated basis. Accordingly, the Company has determined that it operates in one operating and reportable segment.

Revenue Recognition

The Company derives its revenue from (1) database-related subscription solutions, including open source software integrated with post-contract customer support ("PCS"), (2) consumption-based database-as-a-service offerings, and (3) professional services revenue that includes remote database administration, engineering architecture, software installation, monitoring, maintenance, and reporting, in addition to other services including consulting and training.

The Company recognizes revenue in accordance with Accounting Standards Codification, *Revenue from Contracts with Customers* (ASC 606) when a contract with a customer exists, the control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, and when the identified performance obligation has been satisfied.

The Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

A. *Identification of the contract, or contracts, with a customer:* The Company contracts with its customers through order forms, which are generally governed by master sales agreements. The Company determines it has a contract with a customer when the contract is approved and signed, each party's rights regarding the products or services to be transferred is identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience, credit, reputation and other financial information available. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company has concluded that its contracts with customers do not contain warranties that give rise to a separate performance obligation.

B. *Identification of the performance obligations in the contract:* Performance obligations promised in a contract are identified based on the services or products that will be transferred to the customer that are both 1) capable of being distinct, whereby the customer can benefit from the service or product either on its own or together with other resources that are readily available from third parties or from the Company and 2) distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services or products, the Company applies judgment to determine whether promised services or products are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised services or products are accounted for as a combined performance obligation.

C. *Determination of the transaction price:* The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services and products to the customer. The Company does not have variable consideration. None of the Company's contracts contain a significant financing component.

D. *Allocation of the transaction price to the performance obligations in the contract:* If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative standalone selling price ("SSP") basis. In cases where directly observable standalone sales are not available, the Company utilizes all observable data points, including competitor pricing for a similar or identical product, market and industry data points and the Company's pricing practices establishing the SSP.

E. *Recognition of revenue, when, or as the Company satisfies a performance obligation:* The Company recognizes revenue as the related performance obligation is satisfied and when control of the services or products are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or products. The Company records its revenue net of any value added or sales tax.

Subscription Revenue

The Company sells subscriptions directly through its sales representatives, online channels, through resellers, and indirectly through channel partners. The Company's subscription contracts typically range from one to three years and are invoiced upfront, or annually, for multi-year contracts. The Company's subscription contracts are generally non-cancelable and non-refundable.

The Company's subscription revenue is derived from open source software integrated with PCS. The licenses provided are open source in nature and no transfer of control is required. The PCS portion represents the Company's promise to stand ready to provide technical support and maintenance and to provide unspecified (when-and-if-available) updates, upgrades and enhancements over the course of the customer's subscription. The Company has concluded that although these represent two distinct sets of promised services, they are both stand-ready obligations that are being provided over the same period of time and have the same pattern of transfer to the customer. As such, the PCS bundle is considered a combined performance obligation, and PCS revenues are recognized ratably over the contract duration as the performance obligation is continuously transferred to the customer.

The Company also derives subscription revenue from providing its software to customers with its database-as-a-service offerings that includes MariaDB software products offered in a cloud-based computing environment. Performance obligations related to database-as-a-service offerings are recognized on a usage-basis, as the consumption of this service represents a direct measurement of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract.

The Company has certain revenue contracts that involve the use of third-party vendors. In these arrangements, the Company determined it acts as the principal and reports revenue from these contracts on a gross basis.

Services Revenue

Service revenue includes professional services such as remote database administration, engineering architecture, software installation, monitoring, maintenance, and reporting, in addition to other services including consulting and training.

Professional services are typically billed on a time and materials basis and fixed-fee basis, and revenue is recognized as the services are performed for time and materials contracts and on a relative performance basis or ratably over the contract term for fixed-fee contracts. Professional services recognized at a point in time amounted to $0.2 million and $0.5 million and professional services recognized over time amounted to $5.0 million and $3.7 million for the years ended September 30, 2022 and 2021, respectively.

Principal versus Agent

In connection with the MariaDB Enterprise subscription offering, the Company provides optional add-on tools and features, such as monitoring features that enable users to analyze data in the applications.

In these arrangements, the Company assesses the contract to determine if the revenue and expense should be presented on a gross or a net basis. The determination as to whether revenue should be reported gross of amounts billed to customers (gross basis) or net of payments to the third-party vendors (net basis) requires judgment, which is based on the Company's assessment of whether it is acting as the principal or an agent in the transaction.

In these arrangements involving third parties, the Company determined it is the principal in the transaction with the end user as a result of controlling, hosting, and integrating the delivery of the virtual items to the end user. The Company is the primary obligor because it directs the use of the add-on features, establishes pricing, and establishes and maintains a direct relationship with the customer, and takes the risk of loss for delivery, collection, and returns. Based on these and other factors, the Company reports revenue from contracts that involve the use of third-party vendors on a gross basis.

Contracts with Multiple Performance Obligations

Some of the Company's contracts with customers contain multiple performance obligations, including those described above in *Subscription Revenue*, such as the open source and source-available license integrated with PCS, professional services, and database-as-a-service offerings. For these contracts, the Company accounts for individual performance obligations separately if they are deemed distinct. The transaction price is allocated to the separate performance obligations on a relative SSP basis. The determination of SSP for each distinct performance obligation may require judgment. The Company determines SSP based on the price at which the performance obligation is separately sold. In cases where directly observable standalone sales are not available, the Company utilizes all observable data points, including competitor pricing for a similar or identical product, market and industry data points, and the Company's pricing practices establishing the SSP.

Research and Development

Research and development expenses consist primarily of personnel costs, including salaries bonuses, benefits, and stock-based compensation, as well as contractor and professional services fees, software and subscription services dedicated for use by the Company's research and development organization and allocated overhead. Costs to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use are expensed as incurred.

Sales and Marketing

Sales and marketing expenses consist of personnel-related costs, including salaries, sales commissions, bonuses, benefits, stock-based compensation, third-party costs related to marketing programs, and travel-related costs as well as allocated overhead. All advertising costs are expensed as incurred. Advertising costs incurred and recorded in sales and marketing expenses during each of the years ended September 30, 2022 and 2021 were approximately $5.5 million and $3.3 million, respectively.

General and Administrative expenses

General and administrative expenses consist of primarily of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation associated with our finance, legal, human resources and other administrative personnel. In addition, general and administrative expenses include non-personnel costs, such as fees for professional services such as external legal, accounting and other professional services and expenses associated with software and subscription services dedicated for use by our general and administrative organization.

Interest Expense

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Pension Benefits Expense

Pension benefits expense is payroll related statutory social security costs for employees outside the United States that are paid to state-controlled insurance companies. Pension benefits expense is included in cost of revenue and operating expenses in the consolidated statements of operations comprehensive loss, and totaled $0.9 million and $0.6 million for the years ended September 30, 2022 and 2021, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount the Company believes is more likely than not to be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it believes that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that is more likely than not of being realized upon ultimate settlement. The Company recognizes interest and penalties on amounts due to taxing authorities as a component of other income (expense), net.

Stock-Based Compensation

Employees (including senior executives) of the Company are granted share-based payments in the form of stock options. MariaDB has granted options to its employees, members of the board as well as some advisors under the following plans, collectively (the "Plans"):

- Summer Share Option Plan 2022 USA

- Global Share Option Plan 2017

- Global Share Option Plan 2017 USA

- Global Share Option Plan 2014 Europe

- Global Share Option Plan 2014 USA

- Global Share Option Plan 2012 Europe

- Global Share Option Plan 2012 USA

- Global Share Option Plan 2012 France

- Global Share Option Plan 2010 Europe

- Global Share Option Plan 2010 USA

- Global Share Option Plan 2010 France

The Plans provide for the grant of equity-based awards with their terms generally similar to the Company's Global Share Option Plan 2017 approved in 2017. In addition, on July 4, 2022, the Company's board approved the Summer 2022 USA Share Option Plan (the "2022 US Plan") as described in Note 9.

Stock-based compensation costs are calculated based on the fair value of the share-based award on the date the grant is made using the Black-Scholes option-pricing model for stock options and recognized as compensation expense in the accompanying consolidated statement of operations and comprehensive loss on a straight-line basis over the requisite service period, which is the vesting period. Determining the appropriate fair value model and related input assumptions requires judgment, including estimating the fair value of the Company's common shares, share price volatility, and expected term, which impact the fair value estimated and the expense that will be recognized.

Net Loss Per Share

The Company calculates basic net loss per share by dividing net loss attributable to common shareholders by the weighted-average number of shares of common shares outstanding during the period, less shares subject to repurchase. Diluted net loss per share is computed by giving effect to all potentially dilutive common shares outstanding during the period using the treasury-stock method and preferred shares using the if-converted method, to the extent they are dilutive. In computing diluted net loss per share, assumed proceeds received from the exercise of options or warrants are used to purchase common shares at the average market prices during the period, and the resulting net additional common shares are included in the calculation of weighted-average number of shares of common shares outstanding.

Diluted net loss per share is the same as basic net loss per share for each period presented since the effects of potentially dilutive securities are antidilutive given the net loss of the Company.

Recent Accounting Updates

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU"). ASU's not listed below were assessed and determined not to be applicable or are expected to have minimal impact on the Company's consolidated financial statements.

Recently Adopted Accounting Updates

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition (Topic 605). Topic 606 is a comprehensive new revenue recognition model that requires a company to recognize revenue when goods and services are transferred to the customer in an amount that is proportionate to what has been delivered at that point and that reflects the consideration to which the company expects to be entitled for those goods or services. The Company adopted this standard on October 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" and its related amendments (collectively referred to as "Topic 842"), which requires that lessees recognize right-to-use assets and related lease liabilities for substantially all significant financing and operating leases not considered short-term leases, and specifies where in the statement of cash flows the related lease payments are to be presented. The guidance is effective for years beginning after December 15, 2020 and early adoption is permitted. The Company adopted this standard on October 1, 2019 following the modified retrospective method as of the effective date. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all real estate classes of underlying assets. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Adoption of the new standard resulted in the recording of operating right-of-use assets and operating lease liabilities of $2.3 million as of October 1, 2019. The adoption of ASC 842 did not materially impact the Company's consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. Further information regarding the Company's leases is provided in Note 10.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments." This guidance updates existing guidance for measuring and recording credit losses on financial assets measured at amortized cost by replacing the "incurred loss" model with an "expected loss" model. Accordingly, these financial assets will be presented as the net amount expected to be collected. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 for smaller reporting companies as defined by the SEC, and early adoption is permitted. The Company adopted this standard on October 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. ASU 2017-04 also clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units related to an entity's testing of reporting units for goodwill impairment and clarifies that an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The guidance becomes effective for smaller reporting companies on December 15, 2022 and interim periods within those fiscal years. The Company early adopted this standard on October 1, 2019. The adoption of this standard did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation ("Topic 718"): Improvements to Nonemployee Share-Based Payment Accounting" which expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. Early adoption is permitted, but not earlier than the adoption of Topic 606. The Company adopted this standard on October 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement ("Topic 820"): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted this standard on October 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, "Intangibles — Goodwill and Other — Internal-Use Software (subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract", which requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs to capitalize as assets. A customer's accounting for the costs of the hosting component of the arrangement are not affected by the new guidance. This ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Company adopted this standard on October 1, 2020. The adoption of this did not result in a material impact to the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, "Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity," which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. This will be effective for smaller reporting companies as defined by the SEC for fiscal years beginning after December 15, 2023, which for the Company is the first quarter of 2024, with early adoption permitted beginning first quarter of 2021. The Company adopted this standard on October 1, 2021. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recent Accounting Updates Not Yet Effective

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes." This guidance, among other provisions, eliminates certain exceptions to existing guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This guidance also requires an entity to reflect the effect of an enacted change in tax laws or rates in its effective income tax rate in the first interim period that includes the enactment date of the new legislation, aligning the timing of recognition of the effects from enacted tax law changes on the effective income tax rate with the effects on deferred income tax assets and liabilities. Under existing guidance, an entity recognizes the effects of the enacted tax law change on the effective income tax rate in the period that includes the effective date of the tax law. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company has not early adopted and does not expect the adoption of this ASU would have a material effect on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, "Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40)", which clarifies and reduces diversity in an issuer's accounting for a modification or an exchange of a freestanding equity-classified written call option that remains equity being classified after modification or exchange as (1) an adjustment to equity and, if so, the related earnings per share (EPS) effects, if any, or (2) an expense and, if so, the manner and pattern of recognition. This will be effective for fiscal years beginning after December 15, 2021, and interim periods within those years. Early application is permitted, including application in an interim period as of the beginning of the fiscal year that includes that interim period. The ASU should be applied prospectively. The Company has not early adopted and is currently assessing the expected impact of the adoption of this standard on its consolidated financial statements.

In October 2021, the FASB issued Accounting Standards Update No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an entity (acquirer) to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company is currently evaluating the expected impact the standard will have on its consolidated financial statements.

Note 3.   Revenue

Disaggregation of Revenue

The Company believes that the nature, amount, timing and uncertainty of its revenue and cash flows and how they are affected by economic factors is most appropriately depicted through the Company's primary geographical markets and subscription product categories. The Company's primary geographical markets are North and South America ("Americas"); Europe, Middle East and Africa ("EMEA"); and Asia Pacific ("APAC").

The following table provides information regarding revenue disaggregated by geographic location:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
EMEA	$16,092	$14,250
Americas	20,933	15,842
APAC	6,660	5,936
Total revenue	$43,685	$36,028

Revenue attributable to the Company's country of domicile, Finland, comprised 4.6% and 4.8% of the total revenue for the years ended September 30, 2022 and 2021, respectively. Revenue attributable to the United States comprised 44.2% and 40.5% of the total revenue for the years ended September 30, 2022 and 2021, respectively. No other country outside of the United States comprised more than 10% of revenue for any of the periods presented. Revenue by location is determined by the billing address of the customer.

The following table provides information regarding revenue disaggregated by subscription category:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
MariaDB Enterprise	$37,283	$30,900
MariaDB SkySQL	1,168	906
Total subscription revenue	$38,451	$31,806

Contract Balances

Contract assets

A contract asset is initially recognized for revenue in which the customer is billed after services and support have begun being provided to the customer. Contract assets relate to revenue earned from ongoing subscriptions and support that have not been billed yet (unbilled receivables). As such, the balances of this account vary and depend on the number of unbilled receivables at the end of the year. Contract assets as of September 30, 2022 and 2021 were zero in each year.

Contract liabilities

A contract liability is recognized if a payment is received from a customer before the Company transfers the control of the related goods or services. These amounts are presented as deferred revenues and deferred revenues, net of current in the accompanying consolidated balance sheets.

Revenue recognized during the years ended September 30, 2022 and 2021 that was included in the contract liability beginning balance of each year was $25.5 million and $17.8 million, respectively.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price in contracts allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Remaining performance obligations estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, adjustments for revenue that have not materialized and adjustments for currency. As of September 30, 2022, approximately $55.4 million of revenue is expected to be recognized from remaining performance obligations. The Company expects to recognize revenue on approximately 47.3% of these remaining performance obligations over the next 12 months. The Company's contracts are recognized ratably over the contract term. Accordingly, the majority of the Company's noncurrent remaining performance obligation is expected to be recognized in the next 13 to 36 months with the remainder recognized thereafter.

Cost to obtain a contract

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the benefits of those costs to be longer than one year. The Company determined certain costs related to its sales incentive program and its third-party referral fee program qualify as incremental costs of obtaining a contract. Capitalized costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The amortization period includes specifically identifiable contract renewals where there is no substantive renewal commission. The expected customer renewal period is estimated based on the historical life of the Company's customers, which the Company has determined to be five years. The Company applies the practical expedient to not capitalize incremental costs of obtaining contracts if the amortization period is one year or less. Deferred commissions, which is included in other current assets, totaled $1.8 million and $2.3 million as of September 30, 2022 and 2021, respectively.

Note 4. Acquisition

On August 2, 2022, the Company entered into a stock purchase agreement and completed the acquisition of 100% of the outstanding equity of Sector 42 Technologies, Inc. ("Sector 42") a corporation registered under the laws of the Province of Ontario, and CubeWerx Inc. ("CubeWerx"), a corporation registered under the laws of the Province of Ontario, for a total purchase price of $3.8 million consisting of cash consideration of $1.7 million, inclusive of $0.1 million deferred consideration, and equity consideration of $2.0 million (in the form of 2,363,354 common shares of MariaDB). The purchase price is subject to certain customary adjustments (including closing date indebtedness and net working capital adjustments).

The components of the preliminary fair value of consideration transferred are as follows ($ in thousands):

Cash consideration	$1,661
Equity consideration	2,056
Deferred consideration	100
Total fair value of consideration transferred	$3,817

Of the total purchase consideration, $0.1 million of cash was deferred by the Company for potential breaches of representations and warranties. The amount, net of any claims for such indemnifiable matters, is scheduled to be paid in cash to shareholders of CubeWerx and Sector 42 18 months after the acquisition date.

The following table summarizes the preliminary purchase price allocation as of the acquisition date ($ in thousands):

Cash and cash equivalents	$ 5
Accounts receivable, net	47
Property, plant and equipment, net	4
Intangible assets, net	670
Other assets	103
Total identifiable assets acquired	$ 829
Accounts payable	40
Accrued expenses	16
Other liabilities	39
Total identifiable liabilities assumed	$ 95
Total identifiable net assets	$ 734
Goodwill	$3,083

With this acquisition, the Company has acquired the technology of managing and publishing geospatial data via open web services for customer organizations that the Company expects to integrate within future product offerings. The fair values of the assets acquired and liabilities assumed and the related preliminary acquisition accounting are based on management's estimates and assumptions. Our estimates and assumptions are subject to change during the measurement period, not to exceed one year from the acquisition date. The primary areas of the acquisition accounting that are not yet finalized primarily relate to finalizing the review and valuation of intangible assets, including their appropriate useful lives, acquired income tax assets and liabilities, and identifying any undisclosed assets or liabilities that we may not yet be aware of but meet the requirement to qualify for recognition on the acquisition date. As the initial acquisition accounting is based on our preliminary assessments, actual values may differ (possibly materially) when final information becomes available. We believe that the information gathered to date provides a reasonable basis for estimating the preliminary fair values of assets acquired and liabilities assumed.

The following table summarizes the preliminary valuation of acquired intangible assets and estimated useful lives as of the acquisition date ($ in thousands):

	Estimated remaining useful lives (in years)	Fair Value
Customer Relationships	8.0	$130
Developed Technology	5.0	470
Trademarks	3.0	70
Total identifiable intangible assets		$670

Since the acquisition date, the operating results of CubeWerx and Sector 42 were included in the Company's consolidated financial statements. The acquisition did not have a material impact on the Company's consolidated financial statements. Accordingly, revenue, net income, and pro forma financial information have not been presented.

Acquisition-related transaction costs associated with the CubeWerx and Sector 42 acquisition were immaterial,

Note 5. Property and Equipment

Property and equipment, net consists of the following:

	As of September 30,	
	2022	2021
	(in thousands)	
Office equipment	$ 1,084	$ 834
Furniture and fixtures	415	416
Leasehold improvements and other	524	608
Less: accumulated depreciation	2,023	1,858
	(1,315)	(932)
Property and equipment, net	$ 708	$ 926

Depreciation expense in the accompanying consolidated statements of operations and comprehensive loss consisted of the following:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Cost of revenue	$ 14	$ 8
Research and development expenses	96	90
Sales and marketing expenses	54	52
General and administrative expenses	196	197
Total depreciation expense	$360	$347

Note 6. Goodwill and Identifiable Intangible Assets

The following table summarizes the change in goodwill for the year ended September 30, 2022:

	(in thousands)
September 30, 2021	$4,649
Goodwill acquired	3,083
Foreign currency translation	(197)
September 30, 2022	$7,535

Intangible assets, net consisted of the following:

	As of September 30, 2022		
	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(in thousands)		
Customer relationships	$ 711	$(240)	$ 471
Developed technology	780	(289)	491
Website	251	(205)	46
Other intangible assets	150	(38)	112
Total intangible assets	$1,892	$(772)	$1,120

	As of September 30, 2021		
	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(in thousands)		
Customer relationships	$ 590	$(179)	$411
Developed technology	340	(207)	133
Website	251	(153)	98
Other intangible assets	97	(33)	64
Total intangible assets	$1,278	$(572)	$706

The weighted average amortization period as of September 30, 2022 and 2021 of the Company's intangible assets is 4.91 years and 4.93 years, respectively.

Amortization expense in the accompanying consolidated statements of operations and comprehensive loss consisted of the following:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Research and development expenses	$ 43	$ —
Sales and marketing expenses	52	59
General and administrative expenses	129	140
Total amortization expense	$224	$199

As of September 30, 2022, future amortization expense related to the intangible assets is as follows:

	Future Intangible Asset Amortization Expenses
	(in thousands)
2023	$ 310
2024	212
2025	192
2026	162
2027	146
Thereafter	98
Total future amortization expense	$1,120

Note 7. Warrants

The Company entered into a €4 million loan facility agreement with Kreos Capital IV ("Kreos"), which has been repaid in full. In connection with the Kreos loan facility, the Company has issued a total of 835,185 warrants entitling subscription of the Company's Series B Preferred Shares. Each warrant entitles the holder to subscribe for one Series B Preferred Share at a subscription price of €0.5220 per share. In connection with the closing of the Business Combination on December 16, 2022, the warrants issued in connection with the Kreos loan facility agreement were rolled over to an amended and restated warrant agreement entered into on September 8, 2022 between the Combined Company and Kreos, pursuant to which the Combined Company assumed all rights and obligations from MariaDB. The warrants were also amended to adjust the number of ordinary shares issuable on exercise of the warrants and the exercise price in proportion to the Exchange Ratio (as defined in the Merger Agreement as Aggregate Share Consideration divided by the Diluted Share Amount). As a result of these adjustments, the Kreos warrants are exercisable for a total of 190,560 ordinary shares of the Combined Company and are exercisable at a price per share of €0.2288.

In June 2020, the Company entered into an investment agreement with several investors to issue Series C Preferred Shares. In addition to the issuance of 3,445,912 shares of Series C Preferred Shares, the Company issued a total of 3,445,912 warrants entitling subscription of the Company's Series C Preferred Shares ("2020 Series C Warrants"). Each warrant entitles the holder to purchase one Series C Preferred Share at a subscription price of €1.1859. As of September 30, 2022, 587,769 warrants have been exercised and 2,858,143 remain outstanding. In connection with the Business Combination, the holders of these warrants will be given the opportunity to exercise their warrants to subscribe to Series C Preferred Shares, on a one-for-one basis. To the extent such warrants are not exercised, the subscription rights under the warrant agreements will terminate prior to the Business Combination. Refer to Note 19 for additional information for exercises subject to September 30, 2022.

In April 2017, the Company entered into a €25 million maximum loan facility with European Investment Bank ("EIB"), including the issuance of a capital loan tranche of €10 million. In October 2019, the Company entered into a €15 million term loan tranche with EIB. In connection with the capital loan tranche, the Company has issued a total of 5,326,623 warrants entitling subscription of the Company's Series C Preferred Shares ("2017 Series C Warrants"). Each warrant entitles the holder to subscribe for one Series C Preferred Share at a subscription price of €0.01. The warrants provide for a put option that the holder of the warrants may exercise beginning 30 days prior to the maturity of the capital loan to purchase a variable number of shares at fair value for an amount up to €8 million.

On August 8, 2022, the Company received written notice from EIB exercising its put option on their 2017 Series C Warrants and requiring the Company to repurchase 5,000,194 warrants entitling subscription of the Company's Series C Preferred Shares, at the maximum purchase price of €8 million. The Company repurchased the warrants within 30 days after receipt of the notice from EIB.

On August 17, 2022, a definitive agreement was entered into with EIB to repurchase for cash the remaining incremental 2017 Series C Warrants for 326,429 shares prior to the Business Combination or shortly thereafter, at a settlement price to be determined pursuant to the Finnish Companies Act, if EIB elects not to exercise their warrants for Series C Preferred Shares prior to the Business Combination. The estimated fair value associated with the warrants held by the EIB are included within the warrant liabilities as of September 30, 2022 and 2021. Refer to Note 19 for additional information on agreement reached with EIB subsequent to September 30, 2022.

These warrants expire between June 2025 and April 2032 if expiration is not accelerated as set out in the terms and conditions of the warrants. Refer to Note 2 for the policy on warrant accounting.

Warrants	Number of warrants issued	Purchase price per share in EUR	Warrants Outstanding		Fair Value	
			September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
					(in thousands)	
Series B	835,185	€0.52	835,185	835,185	$ 478	$ 65
Series C – 2017	5,326,623	€0.01	326,429	5,326,623	335	4,546
Series C – 2020	3,445,912	€1.19	2,858,143	3,445,912	936	692
	9,607,720		4,019,757	9,607,720	$1,749	$5,303

The following tables present the rollforward of the fair values for warrant liabilities classified by the Company within Level 3 of the fair value hierarchy defined above, measured using significant unobservable inputs:

	Warrant liabilities
	(in thousands)
September 30, 2021	$ 5,303
Change in fair value	5,712
Settlement of put option	(7,749)
Exercised	(101)
Foreign currency translation	(1,416)
September 30, 2022	$ 1,749

	Warrant liabilities
	(in thousands)
September 30, 2020	$ 9,017
Change in fair value	(3,626)
Foreign currency translation	(88)
September 30, 2021	$ 5,303

Fair values of warrants and option rights were determined using the Black-Scholes option-pricing model with the following input assumptions:

	Year Ended September 30,	
	2022	2021
Expected volatility range (weighted average)	40.25% to 48.99% (46.71)%	35.54% to 50.00% (37.51)%
Dividend yield	0.00%	0.00%
Risk-free interest rates range (weighted average)	3.85% to 4.24% (4.15)%	0.53% to 1.00% (0.94)%
Expected term range (weighted average)	3.03 years to 9.83 years (4.56 years)	3.83 years to 10.72 years (9.75 years)

Assumptions were weighted by the relative fair value of the instruments. An increase in the expected volatility, risk-free interest rates, and expected term would result in an increase to the estimated value of the warrants while an increase in the dividend yield would result in a decrease to the estimated value of the warrants.

Note 8.   Stockholders' Equity (Deficit)

As of September 30, 2022, the Company had issued and outstanding a total of 183,565,242 shares of preferred shares with no par value, of which 10,118,760, 60,549,235, 55,263,659 and 57,633,588 shares were designated as Series A, Series B, Series C and Series D Preferred Shares, respectively. As of September 30, 2022, the Company had issued and outstanding a total of 60,764,711 Common shares with no par value.

During the year ended September 30, 2022, 9,657,581 common shares were registered with the Finnish Trade Register.

During the year ended September 30, 2022, 9,657,581 common shares were registered with the Finnish Trade Register for options exercised, paid and issued in the prior year. During the year ended September 30, 2022, 772,877 common shares had been issued based on options exercised and paid prior to the end of the period, but not yet registered with the Finnish Trade Register (1,379,391 options were exercised and paid prior to the end of the period, but not yet issued by the Company or registered with the Finnish Trade Register).

As of September 30, 2022, 2,363,354 shares were issued to the shareholders of CubeWerx and Sector 42 as equity consideration in connection with a business combination. As of September 30, 2022, the shares issued to CubeWerx and Sector 42 shareholders were not yet registered with the Finnish Trade Register.

There is no minimum or maximum number of capital shares under the Articles of Association of the Company. During the year ended September 30, 2022, the Company amended and restated its Articles of Association to include Series D Preferred Shares as a new share series. The Board has been granted authorization by a general meeting of shareholders to issue additional capital shares of the Company of (i) 54,719,095 common shares with no par value for the purpose of the Company's incentive programs and (ii) 7,780,000 shares of Series D Preferred Shares as of September 30, 2022.

Further, 4,019,757 preferred shares with no par value, may be issued and outstanding upon exercise of all warrants as of September 30, 2022. The following table summarizes information related to issuance of the Company's preferred shares as of September 30, 2022:

Preferred Shares Class	Number of Shares Registered	Shares Issued and Outstanding	Carrying Value[1]	Price per share	Number of Common Shares Equivalent Shares	Liquidation Preference
			(in thousands)			(in thousands)
Series A	10,118,760	10,118,760	$ 6,668	From $0.61 to $0.67	10,118,760	$ 6,676
Series B	60,549,235	60,549,235	36,851	From $0.56 to $0.71	60,549,235	37,622
Series C	55,263,659	55,263,659	63,597	From $1.07 to $1.34	55,263,659	65,039
Series D[2]	57,633,588	57,633,588	99,853	From $1.78 to $1.80	57,633,588	103,805
	183,565,242	183,565,242	$206,969		183,565,242	$213,142

(1) The carrying value reflects the gross proceeds received from the sale of the preferred shares net of issuance costs and the fair value at issuance of preferred shares warrants classified as a liability.

(2) On January 31, 2022, the Company's Board of Directors approved an amendment to the Company's Shareholders' Agreement to authorize an additional series of preferred shares. The Series D Preferred Shares financing consisted of accredited investors and qualified institutional investors providing an aggregate gross amount of $103.8 million, completed on January 31, 2022.

The relative rights, terms, privileges and restrictions granted to or imposed upon preferred shareholders as of September 30, 2022 are described below:

Common shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Shares have the same voting rights.

When distributing a dividend, each Series D Preferred Share has dividend rights such that each Series D Preferred holder shall first receive, before any other class of share, a dividend on each outstanding Series D Preferred Share in an amount at least equal to the amount of the aggregate declared and unpaid dividends on such Series D Preferred Share. Furthermore, if the Company declares, pays or sets aside a dividend or makes a distribution on shares of any other class or series of equity securities in the Company, the dividend payable or assets to be distributed to the holders of Series D Preferred Shares shall be equal to or greater than the highest dividend or distribution per share paid to the holder of any other class or series of equity security. At the time of and after giving effect to payment of such senior dividend or distribution to the holders of Series D Preferred Shares, if the Company declares any additional dividends or makes any additional distributions to the holders of Series C Preferred Shares, each such holder shall be entitled to a preferred dividend or distribution prior and in preference to the holders of Series B Preferred Shares, Series A Preferred Shares and common shares equal to 5% of the subscription price for such Series C Shares. All other possible dividends to be paid to the holders of Series C Preferred Shares shall be distributed to such holders based on their pro rata shareholding. Simultaneously with or after the senior dividends or distributions to holders of Series D Preferred Shares and Series C Preferred Shares described above, all possible dividends or distributions of Company assets on shares shall be distributed to the shareholders based on their pro rata shareholding in the Company on an as converted basis.

In any solvent or insolvent liquidation, bankruptcy, dissolution, winding up of the Company or any key subsidiary or a merger, takeover, trade sale, listing of the Company on a recognized stock exchange (other than a qualified IPO or qualified de-SPAC), recapitalization, reorganization, or other type of transaction in which (i) control of the Company or (ii) all or substantially all of its business or assets (including any intellectual property rights) are transferred, otherwise disposed of, leased or exclusively licensed to a third party, the Series D Preferred Shares will have priority over the Series C Preferred Shares in connection with the distribution of the proceeds up to the amount of the original subscription price of the Series D Preferred Shares. The Series C Preferred Shares will in turn have priority over the Series B Preferred Shares up to the amount of the amount of the original subscription price of the Series C Preferred Shares. The Series B Preferred Shares will in turn have priority over the Series A Preferred Shares up to the amount of the amount of the original subscription price of the Series B Preferred Shares. The Series A Preferred Shares will in turn have priority over the common shares up to the amount of the amount of the original subscription price of the Series A Preferred Shares. A "qualified IPO" means a listing of the Company on an internationally recognized stock exchange with net proceeds (or in case of a merger the aggregate value of the shares) of at least $97.5 million and a Company valuation of at least $750 million. A "qualified de-SPAC" means a business combination with Angel Pond Holding Corporation or another special purpose acquisition corporation with securities registered under the Securities Act of 1933, as amended, and listed on the New York Stock Exchange, NASDAQ, or such other internationally recognized exchange.

In case the amount to be distributed to the owners of the Series D Preferred Shares is not sufficient to cover the Series D Preferred Share owners right to prioritized funds, the amount available for distribution will be divided between the owners of Series D Preferred Shares in proportion with the Series D preference amount each owner would otherwise be entitled to receive. In case the amount to be distributed to the owners of the Series C Preferred Shares, after the above-mentioned settlement of the Series D Preferred Share owners prioritized distribution, is not sufficient to cover the Series C Preferred Share owners' rights to funds, the amount available for distribution will be divided between the owners of Series C Preferred Shares in proportion with the Series C preference amount each owner would otherwise be entitled to receive. In case the amount to be distributed to the owners of the Series B Preferred Shares, after the above-mentioned settlement of the Series C Preferred Share owners prioritized distribution, is not sufficient to cover the Series B Preferred Share owners' rights to funds, the amount available for distribution will be divided between the owners of Series B Preferred Shares in proportion with the Series B preference amount each owner would otherwise be entitled to receive. In case the amount to be distributed to the owners of the Series A Preferred Shares, after the above-mentioned settlement of the Series B Preferred Share owners prioritized distribution, is not sufficient to cover the Series A Preferred Share owners' rights to funds, the amount available for distribution will be divided between the owners of Series A Preferred Shares in proportion with the Series A preference amount each owner would otherwise be entitled to receive.

The distribution of funds, after the settlement of the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred share owners' share of the funds in accordance with the above-mentioned procedure, shall be executed evenly between all of the shares regardless of share series, up to an amount of $0.29 per share. If the funds distributed per share would exceed $0.29, the amount of funds distributed to Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred shares shall cap at $0.29 and the funds remaining after that shall be distributed evenly among all the common shares of the Company.

Each preferred share is convertible at the option of the holder, at any time after the date of issuance, into common shares at an initial conversion rate of one-for-one. The conversion rate is subject to adjustment for antidilution provisions, as defined in the Company's Shareholders' Agreement.

Each preferred share will automatically be converted into a common share upon a qualified IPO or a qualified de-SPAC, as defined above. All of the shares in a single preferred share series (A, B, C, or D) will also be automatically converted into common shares on a date agreed to by holders of more than 50% of the shares of the preferred share series in question.

The following table summarizes information related to issuance of the Company's preferred shares as of September 30, 2021:

Preferred Shares Class	Number of Shares Registered	Shares Issued and Outstanding	Carrying Value[1]	Price per share	Number of Common Shares Equivalent Shares	Liquidation Preference
			(in thousands)		(in thousands)	
Series A	10,118,760	10,118,760	$ 6,668	From $0.61 to $0.67	10,118,760	$ 6,676
Series B	60,549,235	60,549,235	36,851	From $0.56 to $0.71	60,549,235	37,622
Series C	54,675,890	54,675,890	62,707	From $1.07 to $1.34	54,675,890	64,249
	125,343,885	125,343,885	$106,226		125,343,885	$108,547

(1) The carrying value reflects the gross proceeds received from the sale of the preferred shares net of issuance costs and the fair value at issuance of preferred shares warrants classified as a liability.

Note 9. Stock-Based Compensation

Stock Options Plans

On December 8, 2017, the Company adopted the Global Share Option Plan 2017 (the "2017 Plan") and Global Share Option Plan 2017 USA (the "2017 US Plan") that entitle employees, members of the board as well as advisors to purchase shares in the Company. Under these programs, holders of vested options are entitled to purchase shares at a stated price determined at the grant date. All options are to be settled by the physical delivery of shares. Stock options granted under the 2017 US Plan and the 2017 Plan are incentive stock options to the extent permitted under the U.S. tax laws ("ISOs") and non-qualified/ nonstatutory stock options ("NSOs"), respectively. Options granted under both plans are exercisable over a maximum term of 10 years. Stock option awards under both plans generally vest over a period of four years with 25% vesting on the one year anniversary of the award and the remainder vesting monthly over the next 12 quarters of the grantee's service to the Company as an employee or an advisor/consultant. During the years ended September 30, 2022 and 2021, 5,647,000 and 11,765,299 options, respectively, were granted under the 2017 Plan and 2017 US Plan.

On July 4, 2022, the Company adopted the 2022 US Plan that entitles employees, members of the board as well as advisors to purchase shares in the Company. Under the program, holders of vested options are entitled to purchase shares at a stated price determined at the grant date. All options are to be settled by the physical delivery of shares. Stock options granted under the 2022 US Plan are ISOs to the extent permitted under U.S. tax laws and NSOs. Options granted under the plan are exercisable over a maximum term of 10 years. Stock options granted under the 2022 US Plan generally vest 25% on the one-year anniversary and the remainder vesting quarterly during the grantee's service to the Company as an employee or as an advisor/consultant. During the year ended September 30, 2022, 4,406,674 options were granted under the 2022 US Plan.

Stock Options

The following table summarizes stock option activity under the Company's incentive plans for the periods covered:

	Number of Shares	Weighted Average Remaining Price Per Share	Weighted Average Exercise Contractual Life-	Aggregated Intrinsic Value
			(in years)	(in thousands)
Options outstanding, September 30, 2021[1]	47,156,876	$0.13		
Granted	10,053,674	$0.81		
Exercised	(9,657,581)	$0.09		
Forfeited	(4,788,705)	$0.48		
Options outstanding, September 30, 2022	42,764,264	$0.24	7.69	$26,907
Options Exercisable, September 30, 2022	25,951,862	$0.11	6.81	$19,655
Vested and expected to vest after September 30, 2022 . . .	41,954,393	$0.24	7.69	$26,338

_____

(1) The options outstanding as of September 30, 2021 have been reduced by 1,106,511 options to reflect miscellaneous prior period true up adjustments.

The weighted-average grant-date fair value of options granted during the years ended September 30, 2022 and 2021 was $0.38 and $0.08, respectively. The total intrinsic value of options exercised during the years ended September 30, 2022 and 2021, was $2.1 million and $0.2 million, respectively. The aggregate grant date fair value of stock options vested during each of the years ended September 30, 2022 and 2021, was $0.5 million and $0.4 million, respectively. As of September 30, 2022 and September 30, 2021, there was $2.3 million and $0.7 million of unrecognized stock-based compensation expense related to outstanding stock options granted to employees that is expected to be recognized over a weighted-average period of 1.9 years and 2.3 years, respectively.

Fair Value Valuation Assumptions

The fair value of options granted is estimated at the date of grant using the Black-Scholes option-pricing model with the following input assumptions:

	Year Ended September 30,			
	2022		2021	
	Range	Weighted Average	Range	Weighted Average
Dividend yield (%)	0% – 0%	0%	0% – 0%	0%
Expected volatility (%)	43.21% – 46.94%	44.87%	40.19% – 57.16%	41.71%
Risk-free interest rate (%)	1.17% – 3.27%	2.81%	0.06% – 1.39%	0.83%
Expected life of stock options (years)	5.00 – 7.02	6.01	0.10 – 7.50	5.98
Fair value of common stock ($)	$0.32 – $0.87	$ 0.81	$0.20 – $0.20	$0.20

Total stock-based compensation expense recognized in the Company's consolidated statements of operations and comprehensive loss is as follows:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Cost of revenue	$ 143	$ 13
Research and development expenses	687	187
Sales and marketing expenses	383	81
General and administrative expenses	657	237
Total stock-based compensation expense	$1,870	$518

Note 10.   Accrued Expenses

The following represents the components of accrued expenses contained within our consolidated balance sheets as of the end of each period:

	September 30, 2022	September 30, 2021
	(in thousands)	
Accrued payroll and payroll related liabilities	$2,904	$2,310
Accrued bonuses	1,208	1,206
Taxes payable	897	1,429
Other accrued expenses	3,893	1,236
Accrued interest	—	593
Total accrued expenses	$8,902	$6,774

Note 11.   Leases

The Company leases real estate for use in daily operations. The leases generally have lease terms of 1 to 5 years, some of which include options to terminate or extend leases for up to 1 to 3 years or on a month-to-month basis. The Company includes the options that are reasonably certain to be exercised as part of the determination of lease terms. The Company's obligations under its leases are secured by the lessor's title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets. The Company recognizes operating lease costs on a straight-line basis over the term of the agreement, taking into account adjustments for market provisions such as free or escalating base monthly rental payments or deferred payment terms such as rent holidays that defer the commencement date of the required payments. The Company also has certain leases with lease terms of 12 months or less.

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Variable operating lease expenses primarily consist of real estate taxes. The components of the Company's lease costs included in its consolidated statement of operations and comprehensive loss were as follows:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Operating lease costs	$653	$715
Short term lease costs	18	31
Variable lease costs	55	20
Total lease cost	$726	$766

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Research and development	$ 29	$116
Sales and marketing expenses	3	7
General and administrative expenses	694	643
Total lease cost	$726	$766

The balances of the Company's operating leases were recorded on the consolidated balance sheet as of the end of each period as follows:

	September 30, 2022	September 30, 2021
	(in thousands)	
Operating lease right-of-use assets	$890	$1,645
Operating lease liabilities, current	$496	$ 658
Operating lease liabilities, net of current	433	1,035
Total operating lease liabilities	$929	$1,693

The following table presents supplemental information related to the Company's operating leases:

	Year Ended September 30,	
	2022	2021
	(in thousands, except weighted-average information)	
Cash paid for amounts included in the measurement of operating lease liabilities	$ 664	$ 694
Weighted-average remaining lease term (in years)	1.86	2.63
Weighted-average discount rate	3.22%	3.20%

Future minimum lease payments under non-cancelable operating leases on an annual undiscounted cash flow basis as of September 30, 2022 were as follows (in thousands):

Year ended September 30:

2023	$ 519
2024	421
2025	18
Total minimum payments	$ 958
Less imputed interest	(29)
Present value of future minimum lease payments	929
Less current obligations under leases	(496)
Non-current lease obligations	$ 433

Note 12. Commitments and Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business, including without limitation, actions with respect to intellectual property, employment, regulatory, product liability and contractual matters. In connection with these proceedings or matters, the Company regularly assesses the probability and amount (or range) of possible issues based on the developments in these proceedings or matters. A liability is recorded in the accompanying consolidated financial statements if it is determined that it is probable that a loss has been incurred, and that the amount (or range) of the loss can be reasonably estimated. The Company's management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Note 13. Long-term Debt

The components of debt are as follows:

	September 30, 2022	September 30, 2021
	(in thousands)	
Term loan	$14,622	$ 17,369
Capital loan	—	11,579
R&D loan	122	288
Total	$14,744	$ 29,236
Less: Current portion	(122)	(11,723)
Long-term debt	$14,622	$ 17,513

Finnish R&D Loan

On April 1, 2015, the Company entered into a R&D loan agreement with the Finnish State Treasury ("R&D Loan") in the aggregate amount of €0.5 million for research and development purposes. The loan accrued interest at 1.0% per annum with a maturity date of November 9, 2022. During the years ended September 30, 2022 and 2021, the Company made partial payments on the R&D Loan in the amount of $0.1 million each year.

The Company fully repaid the R&D Loan on the maturity date.

European Investment Bank Loan Facility

On April 7, 2017, EIB and MariaDB entered into a loan facility agreement (the "Facility"), according to which EIB granted a loan facility in an aggregate principal amount not exceeding €25 million for the purpose of financing certain research and development and growth-related expenditures of MariaDB. The

Facility granted pursuant to the contract is structured partly as a capital loan of €10 million ("Capital Loan"), and partly as a term loan of €15 million ("Term Loan").

The Capital Loan was disbursed on April 28, 2017 with the original maturity date of April 28, 2021. No interest was required to be accrued or paid on the Capital Loan under its original terms. On April 26, 2021, the Capital Loan was amended to extend the maturity date to the earlier of (i) December 31, 2021, or (ii) the date falling 15 days after a new equity round and required interest accruing at a rate of 12.0% per annum from April 28, 2021 through maturity. The amendment was accounted for as an extinguishment of debt and the related gain on extinguishment was immaterial.

The Term Loan was disbursed on October 11, 2019 with a maturity date of October 11, 2023. The Term Loan accrues interest between 6.0% — 9.5% per annum, depending on the Company's monthly recurring revenue. The effective interest rate on the Term Loan for the years ended September 30, 2022 and 2021 was 6.0%.

As part of EIB's remuneration for the Facility, in connection with the Capital Loan tranche, EIB was granted warrants for Series C Preferred Shares. Warrants related to the Capital Loan were accounted for as a liability and effectively represent debt discount. The debt discount was amortized over the original term of the loan using effective interest method. The debt discount was fully amortized as of September 30, 2021.

The agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default and indemnification provisions in favor of the EIB. The agreement includes a financial covenant that requires the Company to (maintain, at all times, a minimum gross profit margin. The negative covenants include restrictions regarding the incurrence of prohibited encumbrance and indebtedness, derivative transactions, certain merger and acquisition transactions, dispositions, change in business, guarantees or payments and other matters, all subject to certain exceptions. As of September 30, 2022, the Company was in compliance with its covenants.

Pursuant to the agreement, obligations owed are guaranteed by the Company's subsidiary MariaDB USA, Inc.

The schedule of required principal payments remaining on debt outstanding as of September 30, 2022 is as follows:

Year ending September 30,	Principal Payments
	(in thousands)
2023	$ 122
2024	14,622
Total principal payments	$14,744

Shares Issued in Connection with Conversion of Convertible Note and Interest

In December 2021, the Company issued a $5 million principal convertible note (the "Convertible Note") to an existing investor. The Convertible Note was issued at a 3% discount and accrued interest at 6% per annum. Unless earlier repaid, converted or extended by the investor, outstanding principal and unpaid accrued interest on the Convertible Note was due on October 20, 2023 ("Maturity Date").

The terms of the Convertible Note stated the Convertible Note would automatically convert into preferred equity units upon the earlier of (i) a preferred equity financing of at least $50 million prior to the completion of a merger, consolidation, or acquisition of substantially all of the assets of the Company that resulted in the existing shareholders owning less than 50% of the Company ("Acquisition") or ii) preferred equity financing (irrespective of the amount) prior to an Acquisition or repayment of the Convertible Note that was approved by the investor.

On January 31, 2022, the Company completed its Series D Preferred Shares financing, at which time the Convertible Note automatically converted into 2,860,997 Series D Preferred Shares. Upon conversion on the Convertible Note, the Company recorded a $0.1 million loss on debt extinguishment because the fair market value of the shares issued at the conversion date exceeded the carrying value of the principal balance.

Note 14.   Income Taxes

The components of loss before income tax expense was as follows:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Domestic	$(11,785)	$(17,340)
Foreign	(36,785)	(8,018)
Loss before provision income tax expense	$(48,570)	$(25,358)

The provision for income taxes charged to operations was as follows:

	Year Ended September 30,	
	2022	2021
	(in thousands)	
Current tax expense		
U.S. federal	$—	$—
State and local	13	1
Foreign	68	83
Total current	$81	$84
Deferred tax expense:		
U.S. federal	$—	$—
State and local	—	—
Total deferred	—	—
Total income tax expense	$81	$84

A reconciliation of the income tax expense with the expected income tax computed by applying the statutory federal income tax rate to loss before provision for income taxes and a reconciliation of the statutory federal rate and the effective rate was calculated as follows:

	Year Ended September 30,	
	2022	2021
Tax computed at federal statutory rate	21.00%	21.00%
State income tax – net of federal benefit	(0.02)%	—%
Foreign rate differential	(16.05)%	(6.97)%
Change in valuation allowance	0.09%	(18.13)%
Stock-based compensation	—%	(0.12)%
Research and development tax credit	—%	8.86%
Other	(0.04)%	(0.35)%
Prior period net operating loss true-up adjustment	0.01%	(4.62)%
Transaction costs	1.58%	—%
Deferred adjustment true up	(6.74)%	—%
Income tax expense	(0.17)%	(0.33)%

The significant components that comprised the Company's net deferred taxes are as follows:

	As of September 30,	
	---	---
	2022	2021
	(in thousands)	
Deferred tax assets:		
Net operating losses	$ 64,013	$ 55,516
Tax credit carryforwards	4,183	8,366
Allowances and reserves	36	62
Deferred revenue	473	673
Depreciation	17	92
Amortization	3,067	3,918
Accrued interest	—	1,428
Accrued payroll	619	508
Right-of-use assets	9	7
Other	29	3
Unrealized gain (loss)	(567)	—
Less: valuation allowance	(71,879)	(70,573)
Total deferred tax assets	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income and tax planning strategies in making this assessment. Following this assessment, management believes it is more likely than not that the deferred tax assets will not be realized; accordingly, the Company has recorded a full valuation allowance as of September 30, 2022 and 2021.

The following table presents a rollforward of the valuation allowance for the years ended September 30, 2022 and 2021:

	Year Ended September 30,	
	---	---
	2022	2021
	(in thousands)	
Beginning balance	$(70,573)	$(64,065)
Additions	(8,643)	(9,868)
Deductions	7,337	3,360
Ending balance	$(71,879)	$(70,573)

Subsequent to the original issuance of the Company's financial statements as of and for the year ended September 30, 2021, the Company's management determined that the table above incorrectly presented the deferred tax asset net operating loss and valuation allowance, including the valuation allowance rollforward. The prior disclosure has been updated. The immaterial correction of this footnote disclosure did not result in a change to or modify any amounts presented in the historical financial statements or require any other disclosure amendments aside from in this footnote.

On the basis of this evaluation, as of September 30, 2022, a valuation allowance of $71.9 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

At September 30, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $184.7 million and $160.3 million, respectively and state net operating loss carryforwards of $141.4 million and $143.4 million, respectively. The federal and state loss carryforwards begin to expire in 2030, unless previously utilized. As of September 30, 2022 and 2021, the Company also had federal research and development tax credit carry-forwards of approximately $2.2 million and $4.5 million, respectively, and state research and development tax credit carry-forwards of approximately $1.9 million and $3.9 million, respectively. The federal research and development tax credits will begin to expire in 2032. The state research and development tax credits have an indefinite life and do not expire. At September 30, 2022 and 2021, the Company had foreign net operating loss carryforwards of approximately $39.7 million and $46.5 million, respectively. The foreign net operating loss carryforward will begin to expire in 2023.

Utilization of the federal and state net operating loss carryforwards may be subject to substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change," as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

Any uncertain tax positions would be related to tax years that remain open and subject to examination by the relevant tax authorities. The Company has not accrued for interest or penalties associated with unrecognized tax liabilities. The Company is subject to U.S. federal tax authority examinations and U.S. state tax authority examinations for all years due to the net operating loss carryforwards. The Company files a federal U.S. tax return and several U.S. state income tax returns with varying statues of limitations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effects of COVID-19. While the CARES Act provides sweeping tax changes in response to the pandemic, some of the more significant provisions which could be expected to impact the Company's financial statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. The Company does not believe that the CARES Act will have a material impact on its financial position, results of operations, or cash flows.

Note 15.   Related-Party Transactions

During the year ended September 30, 2022, the Company recorded sales from related parties, which are comprised of several shareholders. The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm's length transactions. The Company had no accounts receivable from related party shareholders as of September 30, 2022 and $0.4 million as of September 30, 2021 due from one related party shareholder. The Company had related party sales for the years ended September 30, 2022 and 2021 of $0.7 million from one related party shareholder and $2.0 million from three related party shareholders, respectively.

The Company incurred expenses of $0.2 million related to the MariaDB Foundation (discussed below) for the years ended September 30, 2022 and $0.5 million related to the MariaDB Foundation and other expenses incurred in the ordinary course of business for the year ended September 30, 2021.

MariaDB Community Server is built from the MariaDB Open Source Project and proclaimed by the MariaDB Foundation. The Company helped establish the independently run MariaDB Foundation as a steward of the MariaDB Open Source Project to encourage adoption and grow the MariaDB ecosystem. We continue to be a sponsor of the MariaDB Foundation and pay the MariaDB Foundation an agreed upon sponsorship fee.

The Company had no accounts payable to related party shareholders as of September 30, 2022 and 2021.

Outstanding balances are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

Note 16. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common shareholders for the periods presented:

	Year Ended September 30,	
	2022	2021
	(in thousands, except shares and per share data)	
Net loss attributable to common shareholders		
Basic and diluted	$ (48,651)	$ (25,442)
Weighted-average shares outstanding used to compute net loss per share attributable to common shareholders		
Basic and diluted	58,801,357	50,361,879
Net loss per share attributable to common shareholders		
Basic and diluted	$ (0.83)	$ (0.51)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because the impact of including them would have been anti-dilutive:

	Year Ended September 30,	
	2022	2021
Warrants	4,019,757	9,607,720
Stock options	42,764,264	48,263,387
Convertible preferred shares	183,565,242	125,343,885
Total	230,349,263	183,214,992

Note 17. Geographical Information

The following table sets forth long-lived assets, which primarily include property and equipment, net, and operating lease right-of-use assets by geographic location:

	As of September 30,	
	2022	2021
United States	$1,303	$1,876
Bulgaria	123	317
Finland	131	355
Other counties	41	23
Total long-lived assets	$1,598	$2,571

Note 18. Accumulated Other Comprehensive Income (Loss)

The following summarizes Accumulated other comprehensive income (loss) for the years ended September 30, 2022 and 2021:

	Foreign Currency Translation	Net Unrealized Gain on Securities	Accumulated Other Comprehensive Income (Loss)
Balance at September 30, 2020	$ (8,131)	$ —	$(8,131)
Other comprehensive income (loss)	654	—	654
Balance at September 30, 2021	$ (7,477)	$ —	$(7,477)
Other comprehensive income (loss)	(4,005)	2,177	(1,828)
Balance at September 30, 2022	$(11,482)	$2,177	$(9,305)

Note 19. Subsequent Events

The Company has evaluated subsequent events through December 22, 2022, the date the financial statements were available to be issued, noting the following items that would impact the accounting for events or transactions in the current period or require additional disclosure.

As described in Note 7, the holders of 2020 Series C Warrants were given the opportunity to exercise their warrants to subscribe to Series C Preferred Shares on a one-for-one basis in connection with the Business Combination and any warrants not exercised prior to the completion of the Business Combination would be canceled. In October and November 2022, certain warrant holders exercised 2,365,078 warrants at an exercise price of €1.1859 per share in exchange for 2,365,078 Series C Preferred Shares, providing the Company with gross proceeds of €2.8 million. In connection with the closing of the Business Combination, which occurred on December 16, 2022, the remaining 493,065 warrants were canceled.

On November 30, 2022, the Company entered into an agreement with EIB to repurchase the remaining 326,429 2017 Series C Warrants at a determined settlement price of €1.19 per option, to be cash settled within ten business days of the closing of the Business Combination.

On December 16, 2022, the transactions contemplated by the Merger Agreement were consummated. In connection with the Business Combination, Mangomill plc. changed its name to "MariaDB plc." Beginning on December 19, 2022, the Company's shares began trading on the New York Stock Exchange (NYSE).

Effective as of the closing of the Business Combination, the Company modified its share-based compensation plans to convert each stock option issued and outstanding under a MariaDB Corporation Ab option plan into a stock option of the Combined Company to purchase that number of the Combined Company's ordinary shares based on the Exchange Ratio, with an adjusted per share exercise price also based on the Exchange Ratio. Additionally effective as of the closing of the Business Combination, the Company modified its share-based compensation plans to convert the exercise prices of outstanding options denominated in Euros to U.S. dollar equivalents based on the European Central Bank FX reference rate published on December 16, 2022. Management is currently evaluating the accounting impacts of this modification to its financial statements for the first quarter of the year ending September 30, 2023.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Description of the Business Combination

On January 31, 2022, APHC entered into the Merger Agreement with MariaDB, Irish Holdco, and Merger Sub, a wholly owned subsidiary of Irish Holdco. Concurrently with the execution of the Merger Agreement, APHC and Irish Holdco entered into subscription agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and Irish Holdco agreed to issue and sell to the PIPE Investors, in a private placement an aggregate amount of 1,915,790 Combined Company Ordinary Shares at the closing of the Business Combination in exchange for an aggregate purchase price of $18.2 million as set forth in the subscription agreements.

On December 16, 2022, pursuant to the Merger Agreement, the Domestication Merger and the Merger were consummated. In addition, the PIPE Investment was completed.

In connection with the Domestication Merger:

(i) each APHC Ordinary Share issued and outstanding immediately prior to the effective time of the Domestication Merger was canceled and converted into the right to receive one Combined Company Ordinary Share; and

(ii) each issued and outstanding APHC Warrant to purchase APHC Class A Ordinary Shares was adjusted to become warrants to acquire an equal number of Combined Company Ordinary Shares.

In connection with the Merger:

(i) each Legacy MariaDB Preferred Share issued and outstanding prior to the effective time of the Merger was converted into common shares of MariaDB in accordance with MariaDB's articles of association and shareholders' agreement;

(ii) then each Legacy MariaDB Ordinary Share issued and outstanding was canceled and converted into the right to receive a number of Combined Company Ordinary Shares equal to the Exchange Ratio; and

(iii) each equity Legacy MariaDB Equity Award as of immediately prior to the effective time of the Merger was converted into an equity award to be settled in Combined Company Ordinary Shares on generally the same terms and conditions as were applicable to such Legacy MariaDB Equity Award immediately prior to the effective time of the Merger, equal to the product of (i) the number of Legacy MariaDB Ordinary Shares subject to such Legacy MariaDB Equity Award and (ii) the Exchange Ratio, at an exercise price per share equal to (x) the exercise price per share of such Legacy MariaDB Equity Award divided by (y) the Exchange Ratio.

Accounting Treatment of the Business Combination

The Business Combination is being accounted for as a reverse recapitalization in accordance with U.S. GAAP. APHC has been determined to be the acquired company based on evaluation of the following facts and circumstances:

• MariaDB comprising the ongoing operations of the Combined Company;

• MariaDB's senior management comprising the senior management of the Combined Company; and

• The MariaDB Shareholders controlling the board of directors or having a majority of the voting power of the Combined Company.

Under this method of accounting, APHC is being treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Combined Company after the closing of the Merger represents a continuation of the financial statements of MariaDB, with the Business Combination treated as the equivalent of Irish Holdco issuing shares for the net assets of APHC, accompanied by a recapitalization. The net assets of APHC are stated at historical cost, with no goodwill or other intangible assets recorded.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Combined Company upon consummation of the Business Combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes.

Prior to the Business Combination, APHC and MariaDB had different fiscal years. APHC's fiscal year ended on December 31, whereas MariaDB's fiscal year ended on September 30. The Combined Company's fiscal year ends on September 30. In addition, prior to the Business Combination, Irish Holdco was a wholly owned subsidiary of APHC, and its financial information has been included in APHC's consolidated financial statements.

The following unaudited pro forma combined balance sheet as of September 30, 2022 combines the historical balance sheet of APHC as of September 30, 2022 with the historical balance sheet of MariaDB as of September 30, 2022 on a pro forma basis as if the Business Combination had been consummated on September 30, 2022.

The unaudited pro forma combined statement of operations for the year ended September 30, 2022 combine the historical unaudited statement of operations of APHC for the nine months ended September 30, 2022 and the historical statement of operations for the three months ended December 31, 2021, and the historical audited statement of operations of MariaDB for the year ended September 30, 2022 on a pro forma basis as if the Business Combination had been consummated on October 1, 2021.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the what the Combined Company's financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated, and do not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations of the Combined Company may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included in the Proxy Statement/Prospectus for the Business Combination, Exhibit 99.1 of the Current Report on Form 8-K filed on December 22, 2022 of which the unaudited pro forma combined financial information is a part, or APHC's Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC:

- the accompanying notes to the unaudited pro forma condensed combined financial statements;

- the historical audited financial statements of APHC for the period from January 18, 2021 (inception) through December 31, 2021 and the related notes;

- the historical unaudited financial statements of APHC as of September 30, 2021 and for the period from January 18, 2021 (inception) through September 30, 2021 and the related notes;

- the historical unaudited financial statements of APHC as of and for the nine months ended September 30, 2022 and the related notes;

- the historical audited consolidated financial statements of MariaDB as of and for the year ended September 30, 2022 and the related notes; and

- other information relating to APHC and MariaDB included in the Proxy Statement/Prospectus for the Business Combination, including the Merger Agreement and the description of certain terms thereof and related transactions set forth under the sections titled "*The Business Combination Agreement and Related Agreements*" and "*The Business Combination*."

The unaudited pro forma combined financial information also should be read together with the section titled "*APHC Management's Discussion and Analysis of Financial Condition and Results of Operations*" and other financial information included in the Proxy Statement/Prospectus for the Business Combination and "*MariaDB's Management's Discussion and Analysis of Financial Condition and Results of Operations*" in Exhibit 99.3 of the Current Report on Form 8-K filed on December 22, 2022 of which the unaudited pro forma combined financial information is a part.

The unaudited pro forma combined financial information has been prepared considering:

- approval of the Business Combination by MariaDB shareholders on October 26, 2022 and APHC Shareholders on November 22, 2022;

- actual total redemption of 26,292,557 APHC Class A Ordinary Shares in connection with completion of the Merger, at an assumed redemption price approximating $10.07 per share as of September 30, 2022. As of the actual redemption date on December 19, 2022, the redemption price was $10.13; and

- waiver by MariaDB of (i) the Minimum Cash Condition and (ii) the $15 Million Condition of the Merger Agreement, in connection with completion of the Merger.

The following summarizes the number of the Combined Company Ordinary Shares outstanding after giving effect to the redemption of APHC Class A Ordinary Shares in connection with the closing of the Merger on December 16, 2022:

	Number of Shares	% of Ownership
MariaDB Sellers (continuing shareholders)[1]	57,670,607	86.7%
Sponsors (co-founders)[2]	4,857,870	7.3%
Sponsors (other)	1,780,000	2.7%
PIPE Investors[3]	1,915,790	2.9%
APHC public shareholders	258,925	0.4%
	66,483,192	100.0%

_____

(1) Based on the issuance of the Aggregate Merger Consideration of 57,670,607 Combined Company Ordinary Shares, in connection with completion of the Merger, excluding 5,136,482 Combined Company Ordinary Shares set aside for the vested Legacy MariaDB Equity Awards not yet exercised.

(2) Excludes the APHC Private Warrants sold in connection with the APHC IPO and as part of the Private Placement. These securities were divided equally and distributed to each co-founder respectively in connection with completion of the Business Combination.

(3) Pursuant to the Subscription Agreements for the PIPE Investment, Combined Company Ordinary Shares valued at $10.00 per share were issued at a price of $9.50 per share to PIPE Investors.

The following unaudited pro forma combined balance sheet as of September 30, 2022 and the unaudited pro forma combined statements of operations for the year ended September 30, 2022 are based on the historical unaudited and audited financial statements of MariaDB and APHC. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual facts may differ materially from the information currently available, assumptions, and estimates used to present the accompanying unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2022
(in thousands)

| | Historical Financials | | | | |
	APHC (As of September 30, 2022)	MariaDB (As of September 30, 2022)	Transaction Accounting Adjustments		Pro Forma Combined
Current assets:					
Cash and cash equivalents	$ 128	$ 4,756	$ 267,379	*A*	$ 1,605
			(13,358)	*B*	
			(9,359)	*C*	
			(3,224)	*E*	
			(264,772)	*M*	
			18,200	*J*	
			(379)	*G*	
			2,734	*H*	
			(500)	*I*	
Short-term investments	—	25,999	—		25,999
Accounts receivable, net	—	12,154	—		12,154
Prepaids and other current assets	264	15,806	(7,163)	*E*	8,907
Total current assets	**392**	**58,715**	**(10,442)**		**48,665**
Property and equipment, net	—	708	—		708
Goodwill	—	7,535	—		7,535
Intangible assets, net	—	1,120	—		1,120
Operating lease right-of-use assets	—	890	—		890
Other noncurrent assets	—	1,006	—		1,006
Cash and marketable securities held in Trust Account	267,379	—	(267,379)	*A*	—
Total assets	**$267,771**	**$69,974**	**$(277,821)**		**$59,924**
Liabilities and stockholders' equity (deficit)					
Current liabilities:					
Accounts payable	$ —	$ 3,267	$ 189	*D*	$ 3,456
Accrued expenses	—	8,902	(406)	*B*	7,085
			(1,271)	*C*	
			(1,411)	*E*	
			1,271	*D*	
Long-term debt, current	—	122	—		122
Deferred revenue	—	26,236	—		26,236
Accounts payable and accrued expenses	1,460	—	(1,460)	*D*	—
Note payable – related party	150	—	—		150
Total current liabilities	**1,610**	**39,023**	**(3,088)**		**37,545**
Long-term debt, net of current	—	14,622	—		14,622
Operating lease liabilities, net of current	—	433	—		433
Deferred revenue, net of current	—	5,321	—		5,321
Warrant liabilities	4,333	1,749	(335)	*G*	4,812
			(935)	*H*	
Total liabilities	**5,943**	**61,148**	**(4,358)**		**62,733**

	Historical Financials					
	APHC (As of September 30, 2022)	MariaDB (As of September 30, 2022)	Transaction Accounting Adjustments		Pro Forma Combined	
Commitments and contingencies						
Ordinary Shares subject to possible redemption (APHC) ..	267,379	—	(264,772)	*M*	—	
			(2,607)	*L*		
Convertible preferred shares (MariaDB)	—	206,969	(206,969)	*K*	—	
Stockholders' equity (deficit):						
Common share, par value of $0 per share (MariaDB)	—	—	—		—	
Ordinary Stock of Combined Company, par value of $0.01 per share	—	—	69	*L*	664	
			5	*H*		
			19	*J*		
			571	*K*		
Class A Ordinary Shares (APHC)	—	—	—		—	
Class B Ordinary Shares (APHC)	1	—	(1)	*L*	—	
Additional paid-in-capital	7,140	11,482	206,398	*K*	227,575	
			(8,976)	*E*		
			(12,692)	*F*		
			3,503	*H*		
			18,181	*J*		
			2,539	*L*		
			(500)	*I*		
			12,692	*F*		
			(12,952)	*B*		
			(8,088)	*C*		
			(44)	*G*		
Accumulated other comprehensive income (loss)	—	(9,305)	—		(9,305)	
Total stockholders' equity (deficit)	**(5,551)**	**(198,143)**	**200,885**		**(2,809)**	
Total liabilities, convertible preferred shares and stockholders' equity (deficit)	**$267,771**	**$ 69,974**	**$(277,821)**		**$ 59,924**	

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2022
(in thousands, except share and per share data)

	Historical Financials				
	APHC (For the twelve months ended September 30, 2022)	MariaDB (For the twelve months ended September 30, 2022)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue:					
Subscription	$ —	$ 38,451	$ —		$ 38,451
Services	—	5,234	—		5,234
Total revenue	**—**	**43,685**	**—**		**43,685**
Cost of revenue:					
Subscription	—	6,595	—		6,595
Services	—	6,966	—		6,966
Total cost of revenue	**—**	**13,561**	**—**		**13,561**
Gross profit	**—**	**30,124**	**—**		**30,124**
Operating expenses:					
Research and development	—	35,416			35,416
Sales and marketing	—	27,938			27,938
General and administrative	—	15,161	500	***AA***	39,122
			12,952	***CC***	
			8,088	***DD***	
			2,421	***EE***	
Formation costs and other operating expenses	2,421	—	(2,421)	***EE***	—
Total operating expenses	**2,421**	**78,515**	**21,540**		**102,476**
Income (loss) from operations	**(2,421)**	**(48,391)**	**(21,540)**		**(72,352)**
Other (expense) income:					
Interest income	1,860	—	(1,860)	***BB***	—
Change in fair value of warrant liabilities	8,508	(5,712)	—		2,796
Settlement of deferred underwriters payable	302	—	—		302
			(44)	***GG***	
Income (Loss) before income tax expense	**8,249**	**(48,570)**	**(23,283)**		**(63,604)**
Income tax benefit (expense)	—	(81)	4,804	***HH***	4,723
Net Income (Loss)	**$ 8,249**	**$ (48,651)**	**$(18,479)**		**$ (58,881)**
Net loss per share attributable to common shares – basic and diluted	—	$ (0.83)			$ (0.89)
Weighted-average shares outstanding – basic and diluted	—	58,801,357			66,483,192
Weighted average shares outstanding of Class A redeemable ordinary shares, basic and diluted	26,551,482				
Basic and diluted net income per ordinary share of Class A redeemable shares	$ 0.31				
Weighted average shares outstanding of Class B non-redeemable ordinary shares, basic and diluted	6,637,870				
Basic and diluted net income per share of Class B non-redeemable ordinary shares	$ 1.24				

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma balance sheet as of September 30, 2022 are as follows:

(A) Reflects the reclassification of $267.4 million cash and cash equivalents held in the Trust Account that potentially became available for transaction consideration, transaction expenses, underwriting commission, and operating activities of MariaDB following the Merger.

(B) Represents transaction cost incurred by MariaDB of $13.4 million inclusive of advisory, banking, printing, legal, director and officer insurance, and accounting fees that are paid in connection with the Business Combination. The unaudited pro forma combined balance sheet reflects a cost of $13.4 million as a reduction of cash, with $0.4 million having been accrued, but unpaid as of the pro forma balance sheet date. Transaction cost expensed through accumulated deficit are included in the unaudited pro forma combined statement of operations discussed in note (CC) below. These costs are exclusive of equity issuance costs associated with the Business Combination incurred directly in connection with effecting the transaction as discussed in note (E) below.

(C) Reflects estimated transaction cost incurred by APHC of $9.4 million, inclusive of legal and advisory fees that are expensed and paid in connection with the Business Combination, with approximately $1.3 million having been accrued as of the pro forma balance sheet date. Expensed costs are exclusive of $0.3 million of equity issuance costs associated with the PIPE Investment, included in note (E) below. Expensed costs are shown in accumulated deficit and included in note (DD) below.

(D) Reflects a mapping adjustment to classify accrued expenses and accounts payable to align with MariaDB accounting policy.

(E) Reflects cash payments for offering costs of approximately $3.2 million inclusive of legal, tax, registration fees, and accounting fees, incurred in connection with the Business Combination, of which $1.4 million was accrued on the balance sheet, and deferred as a prepaid cost as of September 30, 2022. In addition, other previously paid cash costs were deferred in prepaids and other current assets. Equity issuance costs are recorded as reductions in additional paid-in-capital, and accordingly, were reclassified on the pro forma balance sheet.

(F) Reflects the reclassification of APHC historical accumulated deficit.

(G) The adjustment reflects the cash outlay and the resulting loss on the cash settlement of warrants issued to EIB in 2017 ("2017 Series C Warrants") at the closing of the Merger. Refer to note (GG) below.

(H) Reflects the exercising of 2,365,078 series C warrants issued in June 2020 ("2020 Series C Warrants") in connection with the Business Combination and subsequently converted into Combined Company Ordinary Shares, in addition to the cancelation of 493,065 2020 Series C Warrants in connection with the closing of the Business Combination.

(I) Reflects the cash payment of non-recurring bonuses to certain MariaDB employees in connection with the Business Combination. These bonuses are expensed through accumulated deficit included in the unaudited pro forma statement of operations discussed in note (AA) below.

(J) Represents the proceeds from the private placement of 1,915,790 Combined Company Ordinary Shares at $9.50 per share pursuant to the PIPE Investment.

(K) Reflects the conversion of Legacy MariaDB Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Shares, Legacy MariaDB Ordinary Shares, and shares issued to the sellers of CubeWerx and Sector 42 in connection with its acquisition, into Combined Company Ordinary Shares at par value of $.01. The adjustment does not include the 2020 Series C Warrants in note (H).

(L) Reflects the conversion of 258,925 APHC Class A Ordinary Shares outstanding and subject to possible redemption and 6,637,870 of APHC Class B Ordinary Shares outstanding into Combined Company Ordinary Shares in connection with the Business Combination.

(M) Reflects the actual redemption of 26,292,557 APHC Class A Ordinary Shares in connection with completion of the Merger, for an aggregate redemption payment of $264.8 million at a redemption price of $10.07 per share based on a pro forma redemption date of September 30, 2022. As of the actual redemption date of December 16, 2022, the redemption price was $10.13 per share.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statement of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma combined statement of operations for the year ended September 30, 2022:

(AA) Reflects $0.5 million of non-recurring bonus expense related to the payment of bonuses to certain MariaDB employees in connection with the Business Combination. This is a non-recurring item.

(BB) Reflects the elimination of investment income related to the marketable securities held in the Trust Account. This is a non-recurring item.

(CC) Reflects the total transaction costs associated with MariaDB, which are reflected as if incurred on October 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma combined statement of operations. This is a non-recurring item.

(DD) Reflects the total transaction costs associated with APHC, which are reflected as if incurred on October 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma combined statement of operations. This is a non-recurring item.

(EE) Reflects a mapping adjustment to classify formation costs and other operating expenses to general and administrative expenses to align with MariaDB accounting policy. This is a non-recurring item.

(FF) Reflects the gain resulting from the 493,065 2020 Series C Warrants canceled in connection with the closing of the Business Combination as discussed in note (H). This is a non-recurring item.

(GG) Reflects the loss on the additional cash settlement remitted in connection with the settlement of the remaining EIB 2017 Series C Warrants as discussed in note (G). This is a non-recurring item.

(HH) Represents an adjustment to record the income tax impact of MariaDB's income statement activity at a statutory rate of 20% assuming a Finnish taxes rate would apply after the Business Combination. The income tax impacts associated with APHC activity was applied at the U.S. federal statutory rate of 21%.

Loss per Share of the Combined Company

Represents the net loss per share of the Combined Company calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since October 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

The unaudited pro forma combined financial information has been prepared assuming actual total redemption of 26,292,557 APHC Class A Ordinary Shares in connection with completion of the Merger, for cash equal to their pro rata share of the aggregate amount on deposit in APHC's Trust Account for the year ended September 30, 2022.

	Year Ended September 30, 2022
Pro forma net loss attributable to common shareholders	$ (58,881)
Pro Forma weighted average shares calculation, basic and diluted	
Legacy MariaDB Equity Holders (continuing shareholders)[1]	57,670,607
Sponsors (Co-founders)	4,857,870
Sponsors (Other)	1,780,000
PIPE Investors	1,915,790
APHC public shareholders	258,925
Pro forma weighted average shares outstanding – basic and diluted	66,483,192
Net loss per share – basic and diluted	$ (0.89)

(1) Based on the issuance of the Aggregate Merger Consideration of 57,670,607 Combined Company Ordinary Shares, in connection with completion of the Merger, excluding 5,136,482 Combined Company Ordinary Shares set aside for the vested Legacy MariaDB Equity Awards not yet exercised.

Company registration number: 606330

Mangomill Public Limited Company

Financial statements

for the financial year ended 31 May 2022

Mangomill Public Limited Company

Contents

Mangomill Public Limited Company

Directors and other information

Directors	Theodore Wang (Appointed 14 December 2021)
	William Houlihan (Appointed 26 January 2022)
	Paula Horan (Resigned 26 January 2022)
Secretary	Bradwell Limited
Company number	606330
Registered office	10 Earlsfort Terrace
	Dublin 2
	D02T380
Auditor	BKM Accountants Limited
	First Floor, 33 Greenmount Office Park
	Harolds Cross
	Dublin 6w
Solicitors	Arthur Cox LLP
	10 Earlsfort Terrace
	Dublin 2

Directors report

The directors present their annual report and the audited financial statements of Mangomill Public Limited Company (the "Company") for the financial year ended 31 May 2022.

Companies Act 2014

The Company is a Public Limited Company under the Companies Act 2014.

Directors

The names of the persons who at any time during the financial year were directors of the Company are as follows:

Theodore Wang (Appointed 14 December 2021)
William Houlihan (Appointed 26 January 2022)
Paula Horan (Resigned 26 January 2022)

Principal activities

The principal activity of the Company is to carry on the business of a holding company for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination between one or more businesses.

Business Review

On 24 January 2022 the Company converted from a private limited company to a public llimited company. On 31 January 2022 the Company entered into a business combination agreement with (i) Angel Pond Holdings Corporation, a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses ("APHC"), Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company ("Merger Sub"), and MariaDB Corporation Ab, a Finnish private limited liability company ("MariaDB") (the "Business Combination Agreement"). The proposed Business Combination Agreement is expected to conclude by the end of 2022.

Assets and liabilities and financial position

The retained loss for the financial year amounted to €263,064 (2021: €nil) and this was transferred to reserves at the year end. At the end of year the Company has assets of €25,000 (2021: €100) and liabilities of €263,064 (2021: €nil). The net assets of the Company have decreased during the year and the directors are satisfied with the level of retained reserves at the year-end.

Principal risks and uncertainties

As the transactions contemplated by the Business Combination Agreement are ongoing, the principal risk to the Company will be the effect caused by any delays in completing such transactions may cause. The directors are confident the relevant transactions will be concluded by the end of 2022.

Financial Risk Management

The directors of the Company closely monitor the Company's trading activities to manage credit, liquidity and other financial risk.

Likely future developments

On completion of the Business Combination Agreement, the Company will be renamed Maria DB Public Limited Company and will trade on the New York Stock Exchange (NYSE).

Dividends

During the financial year the directors have not paid any dividends or recommended payment of a final dividend.

Events after the end of the reporting period

On January 31, 2022, the Company entered into a Business Combination Agreement with (i) Angel Pond Holdings Corporation, a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company and MariaDB Corporation Ab, a Finnish private limited liability company.

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into APHC with APHC being the surviving entity (the "Domestication Merger") and (ii) MariaDB will merge with and into the Company by way of a cross-border merger with the Company continuing as the surviving entity (the "Merger" and together with the Domestication Merger, the "Business Combination"). Following the Merger, APHC will be liquidated. In connection with the Business Combination Agreement, the Company will change its name to "MariaDB plc" and will apply for listing on the NYSE to be effective at the time of the Business Combination.

Directors and secretary and their interests

Theodore Wang and William Houlihan are directors of the Company and APHC. Angel Pond Partners LLC owns 99.4% of shares in APHC and Theodore Wang together with an entity owned and controlled by Mr Xie control Angel Pond Partners LLC. APHC is deemed to be equally beneficially owned by Theodore Wang and Mr Xie. William Houlihan is a minority shareholder of APHC

Accounting records

The measures taken by the directors to secure compliance with the requirements of sections 281 to 285 of the Companies Act 2014 with regard to the keeping of accounting records are the implementation of necessary policies and procedures for recording transactions, the employment of competent accounting personnel with appropriate expertise and the provision of adequate resources to the financial function. The accounting records of the Company are located at the registered office.

Relevant audit information

In the case of each of the persons who are directors at the time this report is approved in accordance with section 330 of Companies Act 2014:

- so far as each director is aware, there is no relevant audit information of which the Company's statutory auditors are unaware, and

- each director has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the Company's statutory auditors are aware of that information.

Audit committee

The Company decided that it would defer the set up of an audit committee until the Business Combination Agreement was completed and the Company commenced trading.

Auditors

In accordance with Section 383(2) of the Companies Act 2014, the auditors, BKM Accountants Limited will continue in office until the Business Combination is complete.

This report was approved by the board of directors on 14 September 2022 and signed on behalf of the board by:

Ted Wang	Bill Houlihan
Theodore Wang Director	William Houlihan Director

Mangomill Public Limited Company

Directors responsibilities statement

The directors are responsible for preparing the directors report and the financial statements in accordance with applicable Irish law and regulations.

Irish company law requires the directors to prepare financial statements for each financial year. Under the law, the directors have elected to prepare the financial statements in accordance with the Companies Act 2014 and FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland" issued by the Financial Reporting Council. Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Company as at the financial year end date and of the profit or loss of the Company for the financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the directors are required to:

• select suitable accounting policies and then apply them consistently;

• make judgments and accounting estimates that are reasonable and prudent;

• state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and

• prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for ensuring that the Company keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the Company, enable at any time the assets, liabilities, financial position and profit or loss of the Company to be determined with reasonable accuracy, enable them to ensure that the financial statements and directors report comply with the Companies Act 2014 and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

**Independent auditor's report to the members of
Mangomill Public Limited Company**

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Mangomill Public Limited Company for the financial year ended 31 May 2022 which comprise the profit and loss account, balance sheet, statement of changes in equity, statement of cash flows and notes to the financial statements, including a summary of significant accounting policies set out in note 3. The financial reporting framework that has been applied in their preparation is applicable Irish law and Accounting Standards, including Financial Reporting Standard 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland issued in the United Kingdom by the Financial Reporting Council.

In our opinion, the financial statements:

- give a true and fair view of the assets, liabilities and financial position of the Company as at 31 May 2022 and of its loss for the financial year then ended;

- have been properly prepared in accordance with FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland; and

- have been prepared in accordance with the requirements of the Companies Act 2014.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), and the provisions available for small entities, in the circumstances set out in note to the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

- Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Company's ability to continue as a going concern for a period of at least twelve months from the date when the financial statements are authorised for issue.

- Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2014

Based solely on the work undertaken in the course of the audit, we report that:

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.

In our opinion the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited, and financial statements are in agreement with the accounting records.

Matters on which we are required to report by exception

Based on the knowledge and understanding of the Company and its environment obtained in the course of the audit, we have not identified material misstatements in the directors' report.

The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors' remuneration and transactions required by sections 305 to 312 of the Act are not made. We have nothing to report in this regard.

Respective responsibilities

Responsibilities of directors for the financial statements

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs (Ireland), we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The purpose of our audit work and to whom we owe our responsibilities

Our report is made solely to the Company's members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

KEVIN KENNY

For and on behalf of
BKM Accountants Limited
Certified Public Accountants of Ireland and Statuory Audit Firm
First Floor, 33 Greenmount Office Park
Harolds Cross
Dublin 6w

14 September 2022

MANGOMILL PUBLIC LIMITED COMPANY

PROFIT AND LOSS ACCOUNT
FINANCIAL YEAR ENDED 31 MAY 2022

	Note	2022 €	2021 €
Turnover		—	—
Gross profit		—	—
Administrative expenses		(263,064)	—
Operating (loss)/profit		(263,064)	—
(Loss)/profit before taxation		(263,064)	—
Tax on (loss)/profit		—	—
(Loss)/profit for the financial year		(263,064)	—

All the activities of the company are from continuing operations.

The company has no other recognised items of income and expenses other than the results for the financial year as set out above.

MANGOMILL PUBLIC LIMITED COMPANY

BALANCE SHEET
AS AT 31 MAY 2022

	Note	2022 €	2022 €	2021 €	2021 €
Current assets					
Cash at bank and in hand		25,000		100	
		25,000		100	
Creditors: amounts falling due within one year	8	(263,064)		—	
Net current (liabilities)/assets			(238,064)		100
Total assets less current liabilities			(238,064)		100
Net (liabilities)/assets			(238,064)		100
Capital and reserves					
Called up share capital presented as equity	9		25,000		100
Profit and loss account			(263,064)		—
Shareholders (deficit)/funds			(238,064)		100

These financial statements were approved and authorised for use by the board of directors on 14 September 2022 and signed on behalf of the board by:

Ted Wang

Theodore Wang
Director

Bill Houlihan

William Houlihan
Director

The notes on pages 63 to 66 form part of these financial statements.

MANGOMILL PUBLIC LIMITED COMPANY

STATEMENT OF CHANGES IN EQUITY
FINANCIAL YEAR ENDED 31 MAY 2022

	Called up share capital €	Profit and loss account €	Total €
At 1 June 2020	100	—	100
(Loss)/profit for the financial year		—	—
Total comprehensive income for the financial year	—	—	—
At 31 May 2021 and 1 June 2021	100	—	100
(Loss)/profit for the financial year		(263,064)	(263,064)
Total comprehensive income for the financial year	—	(263,064)	(263,064)
Issue of shares	24,900		24,900
Total investments by and distributions to owners	24,900	—	24,900
At 31 May 2022	25,000	(263,064)	(238,064)

MANGOMILL PUBLIC LIMITED COMPANY

STATEMENT OF CASH FLOWS
FINANCIAL YEAR ENDED 31 MAY 2022

	2022 **€**	2021 €
Cash flows from operating activities		
(Loss)/profit for the financial year	(263,064)	—
Adjustments for:		
Accrued expenses/(income)	263,064	—
Cash generated from operations	—	—
Net cash from operating activities	—	—
Cash flows from financing activities		
Proceeds from issue of ordinary shares	24,900	—
Net cash from financing activities	24,900	—
Net increase/(decrease) in cash and cash equivalents	24,900	—
Cash and cash equivalents at beginning of financial year	100	—
Cash and cash equivalents at end of financial year	25,000	—

1. **General information**

   The Company is a public limited company, registered in Republic of Ireland. The address of the registered office is 10 Earlsfort Terrace, Dublin 2, D02T380. The company registration number is 606330

   The principal activity of the Company is to carry on the business of a holding company for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination between one or more businesses.

2. **Statement of compliance**

   These financial statements have been prepared in compliance with FRS 102, 'The Financial Reporting Standard applicable in the UK and Republic of Ireland and the Companies Act 2014.

3. **Accounting policies and measurement bases**

   Basis of preparation

   The financial statements have been prepared on the going concern basis, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities and investment properties measured at fair value through profit or loss and comply with the financial reporting standards of the Financial Reporting Council and the Companies Act 2014.

   The financial statements are prepared in Euro, which is the functional currency of the entity.

   Cash and cash equivalents

   Cash and cash equivalents, include cash on hand, demand deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the Balance sheet.

   Trade and other creditors

   Trade and other creditors are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognised initially at the transaction price and subsequently measured at amortised cost using the effective interest method.

   Financial instruments

   A financial asset or a financial liability is recognised only when the Company becomes a party to the contractual provisions of the instrument.

   Basic financial instruments are initially recognised at the transaction price, unless the arrangement constitutes a financing transaction, where it is recognised at the present value of the future payments discounted at a market rate of interest for a similar debt instrument.

   Debt instruments are subsequently measured at amortised cost.

   Where investments in non-convertible preference shares and non-puttable ordinary shares or preference shares are publicly traded or their fair value can otherwise be measured reliably, the investment is subsequently measured at fair value with changes in fair value recognised in profit or loss. All other such investments are subsequently measured at cost less impairment.

   Other financial instruments, including derivatives, are initially recognised at fair value, unless payment for an asset is deferred beyond normal business terms or financed at a rate of interest that is not a market

3. **Accounting policies and measurement bases (continued)**

rate, in which case the asset is measured at the present value of the future payments discounted at a market rate of interest for a similar debt instrument.

Other financial instruments are subsequently measured at fair value, with any changes recognised in profit or loss, with the exception of hedging instruments in a designated hedging relationship.

Financial assets that are measured at cost or amortised cost are reviewed for objective evidence of impairment at the end of each reporting date. If there is objective evidence of impairment, an impairment loss is recognised in profit or loss immediately.

For all equity instruments regardless of significance, and other financial assets that are individually significant, these are assessed individually for impairment. Other financial assets or either assessed individually or grouped on the basis of similar credit risk characteristics.

Any reversals of impairment are recognised in profit or loss immediately, to the extent that the reversal does not result in a carrying amount of the financial asset that exceeds what the carrying amount would have been had the impairment not previously been recognised.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

4. **Staff costs**

The Company did not employee any staff during the current or last financial year.

5. **Directors remuneration**

The directors of the Company received no remuneration for their services during the year.

6. **Appropriations of profit and loss account**

	2022 €	2021 €
At the start of the financial year	—	—
(Loss)/profit for the financial year	(263,064)	—
At the end of the financial year	(263,064)	—

7. **Financial assets**

	Total €
Cost	
At 1 June 2021 and 31 May 2022	—
Provision for diminution in value	
At 1 June 2021 and 31 May 2022	—
Carrying amount	
At 31 May 2022	—
At 31 May 2021	—

7. **Financial assets (continued)**

On 26 January 2022, the company acquired 100% of the issued share capital in Meridian MergerSub Inc. for the amount of US$1.00.

Investments in group undertakings

	Registered office	Class of share	Shares held 2022 %	2021 %
Subsidiary undertakings				
Meridian MergerSub Inc.	950 Third Avenue, 25TH Floor, New York, NY 10022	Ordinary	100	—

8. **Creditors: amounts falling due within one year**

	2022 €	2021 €
Accruals	263,064	—

9. **Share capital**

Issued, called up and fully paid

	2022 Number	€	2021 Number	€
Amounts presented in equity:				
Ordinary Shares of €1.00 each.	25,000	25,000	100	100

On 14 January 2022 24,900 ordinary shares were issued at €1.00 each. No premium was recognised on the issue of these shares.

10. **Analysis of changes in net debt**

	At 1 June 2021 €	Cash flows €	At 31 May 2022 €
Cash and cash equivalents	100	24,900	25,000

11. **Events after the end of the reporting period**

On January 31, 2022, the Company entered into a Business Combination Agreement with (i) Angel Pond Holdings Corporation, a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company and MariaDB Corporation Ab, a Finnish private limited liability company.

11. Events after the end of the reporting period (continued)

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into APHC with APHC being the surviving entity and (ii) MariaDB will merge with and into the Company by way of a cross-border merger with the Company continuing as the surviving entity (the "Merger" and together with the Domestication Merger, the "Business Combination"). Following the Merger, APHC will be liquidated. In connection with the Business Combination Agreement, the Company will change its name to "MariaDB plc" and will apply for listing on the NYSE to be effective at the time of the Business Combination.

12. Related party transactions

As part of the Business Combination Agreement entered into by the Company on 30 January 2022 between Angel Pond Holdings Corporation, Meridian MergerSub Inc., and MariaDB Corporation Ab, it has been agreed that APHC, as the Company's parent, would cover the Company's expenses in respect of the transactions contemplated by the Business Combination Agreement. It was also agreed that APHC will not seek repayment from the Company in respect of any of the transaction expenses in connection with the Business Combination Agreement and therefore the accruals of these transactions costs are not required to be displayed in the Financial Statements.

13. Controlling party

At the balance sheet date, the Company regards Angel Pond Holdings Corporation (a NYSE listed company) by virtue of its 100% ownership of the issued share capital of the Company as the controlling party of the Company.

14. Going Concern

As at 31 May 2022 the Company's balance sheet shows an excess of liabilities over assets. Notwithstanding this, the financial statements have been prepared on a going concern basis. The Company entered into a non-interest bearing loan facility agreement (the "Loan Facility Agreement") with Angel Pond Partners LLC (Majority shareholder of APHC) for the purposes of facilitating payment of the Company's costs and liabilities accrued in connection with the Business Combination Agreement and taking this into consideration along with the company's financial position, projections, restructuring plans and finance requirements the directors consider it appropriate to prepare the financial statements on a going concern basis.

15. Approval of financial statements

The board of directors approved these financial statements for issue on 14 September 2022.